"A gold producer in the Americas, expanding for tomorrow."

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Meeting to be held May 16, 2024

April 3, 2024

LETTER FROM THE CHAIR OF THE BOARD
AND CHIEF EXECUTIVE OFFICER

April 3, 2024

Dear fellow shareholders,

It is our pleasure to invite you to the 2024 Annual General Meeting of shareholders of Aris Mining Corporation ("Aris Mining" or the "Company") to be held on Thursday, May 16, 2024 at 10:00 a.m. Pacific time. We are holding the meeting on a virtual-only basis to enable greater shareholder attendance and participation from our corporate offices in both Vancouver, Canada and Bogotá, Colombia. The accompanying management information circular provides details about items for consideration at the meeting. Your vote is important, and we encourage you to vote by following the instructions provided.

In 2023, we restructured the operations team and introduced new operating procedures following the combination of GCM Mining Corp. and Aris Gold Corporation in September 2022. The new team achieved consistent quarter-over-quarter increases in gold production during 2023, significantly strengthening our position for 2024 and beyond. We have achieved the initial phase of our vision to create an attractive gold mining company for investors by integrating profitable operations with exploration potential and attractive, large-scale growth projects.

Aris Mining has two operating mines expected to produce between 220,000 and 240,000 ounces of gold in 2024 and expansions are underway that aim to increase production to 500,000 ounces in 2026. We are actively investing in exploration programs to delineate additional gold resources and reserves, and are advancing two key projects - the Soto Norte gold-copper project in Colombia and the Toroparu gold project in Guyana.

While our focus remains on delivering long-term investment returns to our shareholders, we are committed to creating lasting benefits for our workforce, contract partner miners, and community and government partners.

Thank you for your support as we continue to build a company that delivers value to all stakeholders.

Sincerely,

"Ian Telfer"	"Neil Woodyer"
Ian Telfer Chair of the Board of Directors	Neil Woodyer Chief Executive Officer and Director

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Notice of 2024 Annual General Meeting

Date and time Thursday, May 16, 2024 at 10:00 a.m. Pacific time (the "Meeting")

Location The meeting will be held virtually using the LUMI platform to enable greater shareholder attendance and participation.

How to participate Registered shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/289778423. Beneficial shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests and view the webcast, but will not be able to participate or vote at the Meeting.

To be valid, proxies must be received by Odyssey Trust Company ("Odyssey") before the deadline for submitting proxies, being 10:00 a.m. Pacific time on the second business day preceding the date of the Meeting or any adjournment or postponement thereof.

If you are a shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent you at the Meeting you may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a beneficial shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder's contact information, number of shares appointed, name in which the shares are registered if you are the registered shareholder, or name of broker where the shares are held if you are the beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email.

Additional information on how to attend and participate at the Meeting can be found in the accompanying Management Information Circular (the "Circular").

Meeting materials It is important that you review the Circular before exercising your vote, as it contains important information relating to the business of the Meeting. The Company has elected to deliver this Notice of Meeting and the accompanying Circular (collectively, the "Meeting Materials") to shareholders by posting the Meeting Materials at https://odysseytrust.com/client/arismining/ in accordance with the notice and access notification mailed to shareholders of the Company. The use of the notice and access procedures under applicable securities laws will reduce the Company's printing and mailing costs and is more environmentally friendly by reducing the use of paper. The Meeting Materials will be available on the website above as of April 8, 2024, and will remain on the website for one (1) full year thereafter. The Meeting Materials will also be available under the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at http://www.sec.gov as of April 8, 2024.

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Business of the Meeting The Meeting is being held for the following purposes:

1. to present the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023 and the accompanying Auditor's report;

2. to fix the number of directors at eight and elect the eight directors, as more particularly described in the accompanying Circular;

3. to appoint KPMG LLP, as Auditors of the Company for the ensuing year at a remuneration to be fixed by the directors; and

4. to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Voting entitlement The Board of Directors of the Company has fixed the close of business on March 25, 2024 as the record date of the Meeting, being the date for determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Dated at Vancouver, as of April 3, 2024

By order of the Board of Directors

"Neil Woodyer"

Chief Executive Officer and Director

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

2024 Management Information Circular

This management information circular (the "Circular") has been prepared for the holders (the "Shareholders") of common shares ("Shares") of Aris Mining Corporation ("Aris Mining" or the "Company") in connection with Aris Mining's Annual General Meeting of Shareholders to be held on Thursday, May 16, 2024 at 10:00 a.m. Pacific time (the "Meeting"). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

What's Inside

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Voting and Other Important Information

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and board of directors (the "Board of Directors" or the "Board") of Aris Mining for use at the Meeting to be held virtually using the LUMI virtual meeting platform at the following link https://web.lumiagm.com/289778423 on Thursday, May 16, 2024 at 10:00 a.m. Pacific time, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of proxies will primarily be by mail or courier, supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof (save for the cost of solicitation of OBOs (as defined below)) will be paid by the Company.

To enable greater shareholder attendance and participation, the Company is requiring all Shareholders and others who wish to attend the Meeting in person to do so online at https://web.lumiagm.com/289778423 and/or vote on the matters before the Meeting by completing a proxy, voting instruction form or other materials provided by their Intermediary (as defined below), as applicable.

Aris Mining's Shareholders consist of registered (or direct) shareholders and beneficial (or indirect) shareholders. You are a registered Shareholder if your name appears on a physical share certificate or Direct Registration Service ("DRS") advice issued by the Company's transfer agent. You are a beneficial Shareholder if you hold Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency (each, an "Intermediary"). Most of Aris Mining's Shareholders are beneficial shareholders.

If you owned Shares (either directly or indirectly through an Intermediary) as of the Record Date (as defined below), you are entitled to have your vote counted at the Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Meeting whether you are a registered or beneficial holder of Shares. If your Shares are held in more than one form, you should sign and submit all forms of proxy and voting instruction forms received in accordance with the instructions provided.

Notice-and-Access

The Company is availing itself of the "notice-and-access" provisions in securities laws that permit the Company to forego mailing paper copies of this Circular and proxy-related materials to Shareholders and instead make them available for review, print and download via the internet.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators ("NI 54-101"), Shareholders will receive a package (the "Notice Package") in the mail containing a form of proxy or voting instruction form, as applicable, a notice outlining the business items to be addressed at the Meeting as well as information about how to access the notice of Meeting and this Circular (collectively, the "Meeting Materials") online, how to obtain paper copies of the Meeting Materials at no charge, and how to vote.

The Company does not intend to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 - Request for Voting Instructions made by Intermediary ("Form 54-101F7") to OBOs (as defined below) under NI 54-101. OBOs will not receive the materials unless the OBO's intermediary assumes the cost of delivery.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online on the Company's SEDAR+ profile located at http://www.sedarplus.ca and are also available at https://odysseytrust.com/client/arismining/. The Notice Package also includes instructions to Shareholders on how to request delivery of printed copies of the Meeting Materials. If you are a registered Shareholder or NOBO (as defined below) and wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access in advance of the Meeting, please contact the Company's registrar and transfer agent, Odyssey Trust Company ("Odyssey") by toll-free telephone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America). OBOs should contact their broker directly.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The Company will not employ what is known as "stratification". Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of their information circular with the notice to certain groups of shareholders. For the Meeting, all Shareholders will receive the Notice Package and will have access to the Meeting Materials through notice-and-access. The Company will only mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive or otherwise request paper copies of the Meeting Materials. All other Shareholders of the Company will receive the Notice Package containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Record Date and Quorum

The Board has fixed the record date for the Meeting as the close of business on March 25, 2024 (the "Record Date"). All registered holders of Shares at the close of business on the Record Date will be entitled to vote at the Meeting.

Each registered Shareholder will be entitled to one vote per Share.

Under Aris Mining's articles, the quorum for the transaction of business at the Meeting consists of two or more Shareholders entitled to vote at the meeting, present in person or by proxy, who, in the aggregate, hold at least twenty-five percent (25%) of the issued Shares entitled to vote at the Meeting.

General

Unless otherwise specified, the information in this Circular is current as at April 3, 2024. Unless otherwise indicated, all references to "$" or "US$" in this Circular refer to United States dollars. References to "C$" in this Circular refer to Canadian dollars. The Bank of Canada rate of exchange on April 2, 2024 for one U.S. dollar to Canadian dollars was 1.3572.

In this Circular, "you", "your" and "Shareholder" refer to direct and indirect holders of Shares and "Aris Mining" and the "Company" refer to Aris Mining Corporation, unless otherwise indicated.

Copies of this Circular, as well as the Company's financial statements to be presented at the Meeting and related Management's Discussion and Analysis ("MD&A"), can be obtained under the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission ("SEC") at http://www.sec.gov. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company's corporate secretary at corporatesecretary@aris-mining.com or by telephone at 604.764.5870.

Voting Procedures

Registered Shareholders and duly appointed proxyholders may attend the Meeting online and vote their Shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online by going to https://web.lumiagm.com/289778423 and clicking "I have a login" and entering a username and password before the start of the Meeting.

  Registered Shareholders: the 12-digit control number located on the form of proxy or in the email notification you received is the username and the password is "aris2024".

  Duly appointed proxyholders: Odyssey, transfer agent of the Company, will provide the proxyholder with a username after the proxy deadline has passed, provided the proxyholder has been registered with Odyssey before the deadline, which is an additional step required once a Shareholder has submitted their proxy in order for the proxyholder to participate in the online Meeting. See the heading "Registering a third-party proxyholder" and "Beneficial shareholders" below for details on registering a proxyholder. The password to the Meeting is "aris2024".

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders who have properly registered. To have your Shares voted at the Meeting, each registered Shareholder and duly appointed proxyholder will be required to enter their control number or username that is provided by Odyssey prior to the start of the Meeting.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Shareholders who wish to appoint a third-party proxyholder, who is not the management designated proxyholder, to represent them at the Meeting, including beneficial Shareholders who wish to appoint themselves or another third party as proxyholder to attend, participate or vote at the Meeting, MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Registering a third-party proxyholder" and "Beneficial shareholders" below for further details.

If you are a Beneficial Shareholder who has not duly appointed yourself as proxyholder, you will be able to attend the Meeting as a guest and view the webcast, but you will not be able to participate or vote at the Meeting.

It is important you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate online, (i) registered Shareholders must have a valid 12-digit control number and (ii) duly appointed proxyholders must have received an email from Odyssey containing a username after registering.

Appointment and Revocation of Proxies

Registered Shareholders who cannot attend the Meeting virtually may vote by proxy either by mail, personal delivery, fax or over the internet. Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by the Company's transfer agent, Odyssey, by 10:00 a.m. Pacific time on May 14, 2024, or not less than 48 hours before the commencement of any adjournment or postponement of the Meeting. Registered Shareholders must return the properly completed proxy to Odyssey as follows:

1.  By mail or personal delivery to Odyssey Trust Company, United Kingdom Building, 350 - 409 Granville Street, Vancouver, B.C. V6C 1T2; or

2. By fax to Odyssey, to the attention of the proxy Department at 1-800-517-4553 (toll free within Canada and the U.S.) or 416-263-9524 (international); or

3.  By internet by going to https://login.odysseytrust.com/pxlogin and following the online voting instructions given to you.

The Chair of the Meeting will have the discretion to accept or reject proxies deposited in any other manner.

If you return a proxy to Odyssey, be sure that the proxy is properly dated, signed and executed. A proxy returned to Odyssey will not be valid unless you or your attorney duly authorized in writing, date and sign it and, if the registered Shareholder is a company or association, documentation evidencing the power to execute the proxy may be required with signing capacity stated therein. If not dated, the proxy will be deemed to have been dated the date that it is mailed to Shareholders.

Management has designated Neil Woodyer, Chief Executive Officer and Director of the Company, and Ashley Baker, General Counsel and Corporate Secretary of the Company, as proxyholders to attend the Meeting virtually and act for those Shareholders at the Meeting who have not specified a particular proxyholder. You have the right to appoint a person other than Mr. Woodyer or Ms. Baker, who need not be a Shareholder of the Company, to be your proxyholder if you choose. If you are returning your proxy to Odyssey, such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the names of Mr. Woodyer and Ms. Baker in the form of proxy, or by completing another form of proxy. If you appoint a proxyholder other than Mr. Woodyer or Ms. Baker, that proxyholder must attend the Meeting virtually using the LUMI platform and vote at the Meeting for your vote to be counted. Registering the proxyholder (other than Mr. Woodyer or Ms. Baker) is an additional step required once a registered Shareholder has submitted their proxy in order to participate in the online Meeting. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Meeting. Please see below for information on registering a proxyholder.

Registering a third-party proxyholder

Registered Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy prior to registering their proxyholder. The first step is to submit your proxy appointing such third-party proxyholder as set out above. Registering the proxyholder is an additional step once a registered Shareholder has submitted their proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Meeting. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. Pacific time on May 14, 2024 and provide Odyssey with the required proxyholder contact information (including an email), the number of Shares appointed, and the name in which the Shares are registered, so that Odyssey may provide the proxyholder with a username via email.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Registering your proxyholder and receiving a username is an additional step to be completed AFTER you have submitted your proxy. Without a username, proxyholders will not be able to participate online at the Meeting.

Revoking a proxy

A proxy given pursuant to this solicitation may be revoked at any time prior to its use.

If you are a registered Shareholder and have given a proxy, you may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Proxies may be revoked by depositing a written instrument giving notice of revocation: (a) at the office of Odyssey, set out above or at the registered office of Aris Mining, c/o Fasken Martineau DuMoulin LLP, Suite 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 Attention: Georald Ingborg, on or before the last business day preceding the day of the Meeting at which such proxy is to be used. The written notice of revocation must be executed by you or by an officer (if the registered Shareholder is a corporation or association) or attorney upon presentation of your written authorization.

Proxies may also be revoked by (a) executing another form of proxy bearing a later date and depositing the same at the offices of Odyssey, prior to the deadline for depositing proxies set out above; or (b) by attending the Meeting virtually and voting your Shares. A proxy may also be revoked by any other method permitted by applicable law.

If you are a registered Shareholder who has submitted a proxy and you attend the Meeting via the webcast, and accept the terms and conditions when entering the Meeting online, any votes you cast on a ballot at the Meeting online will be counted and the submitted proxy will be disregarded.

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Shares Represented by Management Proxies

Registered Shareholders

On any matter to be acted upon or any ballot that may be called for at the Meeting, the Shares represented by each properly executed proxy in favour of the persons designated in the enclosed proxy received by Aris Mining will be voted or withheld from voting in accordance with the instructions given by the registered Shareholder. In the absence of such specifications in an enclosed proxy where the registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the Shareholder's nominee at the Meeting, the Shares represented by such proxies will be voted FOR each of the matters specified in this Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of Aris Mining knows of no such amendments, variations or other matters to come before the Meeting. However, where a registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the registered Shareholder's nominee at the Meeting, if any amendments or variations to matters identified in the Notice of Meeting or other matters which are not now known to management of Aris Mining should properly come before the Meeting, the enclosed proxy may be voted on such matters in accordance with the best judgment of the person voting the proxy.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Beneficial Shareholders

The information set out in this section is important to many of Aris Mining's Shareholders as a substantial number of Aris Mining's Shareholders do not hold their Shares in their own names.

If your Shares are not registered in your name, they are held by an Intermediary, on your behalf, which makes you a beneficial Shareholder (the "Beneficial Shareholder").

There are two kinds of Beneficial Shareholders:

1. Objecting Beneficial Owners: Beneficial Shareholders who object to their name and details of their security holdings being made known to the Company (called "OBOs"); and

2. Non-Objecting Beneficial Owners: Beneficial Shareholders who do not object to their name and details of their security holdings being made known to the Company (called "NOBOs").

In accordance with the securities regulatory policies, the Company has distributed copies of the Notice Package to the Intermediaries for onward distribution to the Beneficial Shareholders. The Company does not intend to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 to OBOs under NI 54-101. OBOs will not receive the materials unless the OBO's Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Notice Package to each Beneficial Shareholder unless the Beneficial Shareholder has waived the right to receive them. Beneficial Shareholders who have not waived the right to receive the Notice Package will also receive either a voting instruction form ("VIF") or, less frequently, a form of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own.

Each Intermediary will have its own procedures to permit voting of Shares held on behalf of Beneficial Shareholders, including requirements as to when and where proxies or VIFs are to be delivered. If you are a Beneficial Shareholder, you should carefully follow the instructions provided by your Intermediary to ensure your Shares are voted at the Meeting.

If you are a Beneficial Shareholder and wish to personally vote at the virtual Meeting, change voting instructions given by you to your Intermediary, or revoke voting instructions given by you to your Intermediary, follow the instructions given by your Intermediary or contact your Intermediary directly to discuss what procedure to follow.

If you are a Beneficial Shareholder located in the United States and wish to attend the Meeting and vote online (or have another person attend and vote on your behalf), in addition to the steps described above (and the steps below regarding registering), you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you or contact your Intermediary to request a legal proxy form or a VIF if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey.

If an Intermediary who is the registered holder of or holds a proxy in respect of Shares owned by you, receives your proper instructions to vote (or have another person vote on behalf of you), such Intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you as a Beneficial Shareholder or your nominee, as proxyholder in respect of your Shares. Under NI 54-101, if the Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you, the Beneficial Shareholder, or your nominee, as proxyholder. Once the proxy has been submitted, you, the Beneficial Shareholder, or your nominee, must be registered with Odyssey as a proxyholder. Registering the proxyholder is an additional step that can only be completed once the Beneficial Shareholder has submitted their proxy or VIF (as applicable). Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

To register a proxyholder, Beneficial Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. Pacific time on May 14, 2024 and provide Odyssey with the required proxyholder contact information (including an email), the number of Shares appointed, and the name in which the Shares are registered or the name of the Intermediary where the Shares are held, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Without a username, proxyholders will not be able to participate online at the Meeting.

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Aris Mining will not pay for an Intermediary to deliver proxy related materials and VIFs to OBOs. If you are a Beneficial Shareholder who is an OBO, you have objected to your Intermediary disclosing Aris Mining Share ownership information about you to the Company; accordingly, you will not receive the materials unless your Intermediary assumes the costs of delivery.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Shares without par value and up to 12,000,000 preferred shares, issued in series, without par value, of which up to 1,000 series 1 preferred shares are authorized ("Series 1 Preferred Shares"). As at March 25, 2024, the Record Date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting, 141,799,194 Shares without par value were issued and outstanding, each such Share carrying the right to one vote at the Meeting, and 1,000 Series 1 Preferred Shares without par value were issued and outstanding, none of which carry the right to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Business of the Meeting

Financial Statements

The audited consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2023 and the accompanying auditor's report will be presented to Shareholders at the Meeting. The financial statements, together with the auditor's report for the fiscal year ended December 31, 2023, were mailed to those Shareholders who requested a copy and are available on the Company's website at www.aris-mining.com and on its SEDAR+ profile at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov. Shareholders may obtain copies of the Company's financial statements and MD&A free of charge by contacting the Company's corporate secretary at corporatesecretary@aris-mining.com or by telephone at 604.764.5870.

Fixing the Number of Directors

The number of directors for the Company is set by ordinary resolution of the Shareholders of the Company. Management of the Company is seeking Shareholder approval of an ordinary resolution fixing the number of directors to be elected at the Meeting at eight.

The Board recommends Shareholders vote FOR fixing the number of directors of the Company to be elected at the Meeting at eight. Unless you give other instructions, the management designees intend to vote FOR fixing the number of directors of the Company to be elected at the Meeting at eight.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Election of Directors

Background

The following background to the Aris Mining Transaction (as defined below) is provided for readers to better understand certain elements of the Company's capital structure, and, in particular, to better understand certain of the Company's securities held by the Company's directors and executive officers.

On September 26, 2022, the Company acquired all of the issued and outstanding common shares of Aris Gold Corporation ("Aris Gold") not already owned by the Company or its subsidiaries, resulting in Aris Gold becoming a wholly-owned subsidiary of the Company (the "Aris Mining Transaction"). The former shareholders of Aris Gold received 0.5 of a Share for every one Aris Gold common share held (the "Exchange Ratio") with a total of 38,420,690 Shares issued to such former shareholders of Aris Gold; and Caldas Holding Corp. (now Aris Mining (British Columbia) Corp.), a wholly-owned subsidiary of the Company, received 1,000 Series 1 Preferred Shares as partial consideration for all the Aris Gold common shares then held. Additionally, each Aris Gold option ("Aris Gold Option"), warrant ("Aris Gold Warrant"), performance share unit ("Aris Gold PSU") and deferred share unit ("Aris Gold DSU") outstanding immediately prior to the closing of the Aris Mining Transaction was adjusted in accordance with its terms. All outstanding Aris Gold Options and Aris Gold Warrants became exercisable for Shares based on the Exchange Ratio, in lieu of any Aris Gold shares such securities would otherwise be exercisable for. Upon completion of the Aris Mining Transaction, the Company changed its name to "Aris Mining Corporation". In connection with the Aris Mining Transaction, the majority of the Board and the entire management of the Company resigned and was replaced with the board and management of Aris Gold. For more information on the Aris Mining Transaction, please refer to the Company's news release dated September 26, 2022 and the most recent Annual Information Form of the Company, both of which are available under the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov.

Directors

The following provides information on the eight director nominees including: (i) their province or state and country of residence; (ii) the period during which each has served as a director; (iii) their principal occupation, business or employment currently and during the last five years; and (iv) their ownership of Aris Mining securities which each beneficially owned, directly or indirectly, or over which control or direction was exercised as of the Record Date. The information as to principal occupation, securities currently held and directorships with other public issuers, not being within the knowledge of the Company, has been furnished individually by the respective directors.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Board of Directors - About Aris Mining's Nominees

Ian Telfer - Director and Chair of the Board

Mr. Telfer has served as the Chair of the Board of the Company since September 26, 2022. Mr. Telfer previously served as the Chair of the Board of Aris Gold from February 2021 to September 2022. Mr. Telfer also served as Chair of the advisory board of Gold Royalty Corp. from September 2020 to August 2021 and has served as a director of Total Helium Ltd. since September 2021. Previously, Mr. Telfer was the Chair of Goldcorp Inc. from February 24, 2005 to April 18, 2019. He also previously served as Chair of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.

Residence: West Vancouver, British Columbia, Canada		Board/Committee Memberships: Board of Directors (Chair) Compensation Committee (Chair)
Age: 78
Director since: September 26, 2022
Independent
Current occupation: Corporate Director		Other Public Company Directorships: Total Helium Ltd.
2023 Board and Committee Attendance:	Board	Compensation Committee
	5/5	1/1
Equity ownership:	Shares	Warrants(1)	Deferred share units(2)
	290,600	581,200	100,900

Notes:

1. Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

2. Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

Page | 11

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Neil Woodyer - Chief Executive Officer and Director

Mr. Woodyer is the Chief Executive Officer and a director of the Company and has served in such capacities since September 26, 2022. Mr. Woodyer previously served as a director and the Chief Executive Officer of Aris Gold from February 2021 to September 2022. Mr. Woodyer was also the Vice Chair of Equinox Gold Corp. from March 10, 2020 to June 4, 2020, the Chief Executive Officer of Leagold Mining Corporation from July 11, 2016 to March 10, 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 25, 2002 to June 28, 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.

Residence: Monaco		Board/Committee memberships: Board of Directors(1)
Age: 80
Director since: September 26, 2022
Non-independent(2)		Other public company directorships: nil
2023 Board and Committee Attendance:	Board
5/5
Equity ownership:	Shares	Warrants(3)	Options(4)	Performance share units(5)	Deferred share units
	3,577,800	5,662,000	1,230,576	496,820	nil

Notes:

1. Mr. Woodyer is not compensated in his capacity as a Director.

2. As Chief Executive Officer, Mr. Woodyer is a non-independent director.

3. Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

4. Includes 484,318 Aris Gold Options granted to Mr. Woodyer in his capacity as CEO of Aris Gold. Following the Aris Mining Transaction, Aris Gold Options were adjusted in accordance with their terms and the Exchange Ratio with each Aris Gold Option becoming exercisable for 0.5 Shares at the original exercise price.

5. Settled in cash only on vesting.

Page | 12

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Germán Arce Zapata - Director

Mr. Arce currently serves as a director of the Company and has since February 14, 2024. Mr. Arce is the President of the Trust Association and has served in such capacity since 2019. Mr. Arce has been a member of the National Trade Council of Colombia since 2019 and served as its Chairman in 2023. Mr. Arce holds an M.Sc. in International Securities, Investment and Banking from the University of Reading in the United Kingdom and a B.A. in Economics from the Universidad del Valle.

Mr. Arce has also held prominent positions within the Colombian government and regulatory bodies, including as the Minister of Colombia's Mines and Energy from 2016 to 2018, Manager of the National Adaptation Fund, a fund controlled by the Colombian Ministry of Finance to manage climate change impacts, from 2014 to 2016, President of Colombia's National Hydrocarbons Agency in 2013, Colombian Vice Minister of Finance from 2011 to 2013, and as the Colombian General Director of Public Credit from 2010 to 2011.

Additionally, Mr. Arce has been a member of the Board of Directors of the Colombian National Hydrocarbons Agency, National Mining Agency, National Infrastructure Agency, Mining and Energy Planning Unit, and Colombian Geological Service. He was also the president of the Energy and Gas Regulatory Commission.

Residence: Bogotá, Colombia	Board/Committee memberships: Board of Directors Compensation Committee
Age: 52
Director since: February 14, 2024
Independent
Current occupation: President, Asofiduciarias	Other public company directorships: nil
2023 Board and Committee Attendance:	Board(1)	Compensation Committee(1)
	N/A	N/A
Equity ownership:	Shares	Warrants	Deferred share units(2)
	Nil	Nil	5,431

Notes:

1. Mr. Arce was appointed to the Board on February 14, 2024 and therefore did not attend any Board or committee meetings in 2023.

2. Settled in cash only upon departure from the Board.

Page | 13

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Daniela Cambone - Director

Ms. Cambone currently serves as a director of the Company and has since September 26, 2022. Ms. Cambone previously served as a director of Aris Gold from February 2021 to September 2022. Ms. Cambone also serves as the Global Media Director for ITM Trading and as the firm's lead anchor, and has since October 2023.

Before joining ITM Trading, she was the editor-at-large for Stansberry Research. Prior to this, Ms. Cambone was the editor-in-chief and lead anchor for Kitco News, covering global markets, economic news, and commodities.

Ms. Cambone graduated cum laude from the University of Rome where she earned her Master's degree in Communications. She earned her Bachelor's degree in Broadcast Journalism from Montreal's Concordia University.

Residence: Fort Lee, New Jersey, USA		Board/Committee memberships: Board of Directors Audit Committee Corporate Governance and Nominating Committee
Age: 44
Director since: September 26, 2022
Independent
Current Occupation: Director of Global Media, ITM Trading Inc.		Other public company directorships: nil
2023 Board and Committee Attendance:	Board	Audit Committee	Corporate Governance and Nominating Committee
	5/5	4/4	2/2
Equity ownership:	Shares	Warrants(1)	Deferred share units(2)
	2,250	4,500	73,364

Notes:

1. Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

2. Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

Page | 14

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Mónica de Greiff - Director

Ms. de Greiff has served as director of the Company since October 1, 2022. Ms. de Greiff was previously a director of the Company from 2018 to 2020, when she left to accept the position of Colombian Ambassador to Kenya, a position which she held until 2023. Ms. de Greiff serves as a director of Ecopetrol SA, and has since October 2022. Ms. de Greiff was also the Executive President of the Bogotá Chamber of Commerce from March 2013 to January 2020. She has previously held positions in both the public and private sectors, including Minister of Justice and Vice Minister of Mines and Energy for the Republic of Colombia. Ms. de Greiff is a former member of the Board of Directors of the United Nations Global Compact, the world's largest corporate sustainability initiative.

Residence: Bogotá, Colombia		Board/Committee memberships: Board of Directors Corporate Governance and Nominating Committee Sustainability Committee (Chair)
Age: 67
Director since: October 1, 2022
Independent
Current Occupation: Corporate Director		Other public company directorships: Ecopetrol SA
2023 Board and Committee Attendance:	Board	Sustainability Committee	Corporate Governance and Nominating Committee
	5/5	4/4	2/2
Equity ownership:	Shares	Warrants	Deferred share units(1)
	nil	nil	40,740

Notes:

1. Settled in cash only upon departure from the Board.

Page | 15

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

David Garofalo - Director

Mr. Garofalo currently serves as a director of the Company and has since September 26, 2022. Mr. Garofalo previously served as a director of Aris Gold from February 2021 to September 2022. Mr. Garofalo also currently serves as the Chair, Chief Executive Officer, President and a director of Gold Royalty Corp. and has since 2020, and serves as a Co-chair and a director of GoldMining Inc. and has since January 2023. Mr. Garofalo previously served as President and Chief Executive Officer of Goldcorp Inc. from 2016 to 2019. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.

Residence: West Vancouver, British Columbia, Canada		Board/Committee memberships: Board of Directors Audit Committee (Chair)
Age: 58
Director since: September 26, 2022
Independent
Current occupation: Chair and CEO, Gold Royalty Corp.		Other public company directorships(1): Gold Royalty Corp. ("Gold Royalty") GoldMining Inc. ("GoldMining")
2023 Board and Committee Attendance:	Board	Audit Committee
	5/5	4/4
Equity ownership:	Shares	Warrants(2)	Deferred share units(3)
	145,350	290,700	73,364

Notes:

1. Please note that GoldMining and Gold Royalty are related companies; GoldMining is the largest shareholder of Gold Royalty and Gold Royalty holds several royalty interests in GoldMining’s assets. Both the Board and the Corporate Governance & Nominating Committee view the benefits derived from such experience to outweigh any risks associated with the same. In particular, Mr. Garofalo brings a breadth and depth of mining experience to the Board related to exploration, production and mine and royalty financing.  Finally, Mr. Garofalo’s involvement with other public companies as an executive officer and director has not impacted his ability to participate on the Board as evidenced by his perfect attendance at Board and Audit Committee meetings as well as regular attendance at other Board committee meetings.

2. Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

3. Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Gonzalo Hernández Jiménez - Director

Mr. Hernández currently serves as a director of the Company and has since February 14, 2024. Mr. Hernández holds a Ph.D. in Economics from the University of Massachusetts-Amherst, is an Economist from Universidad Javeriana, and has served as a Professor of its Department of Economics since 2003. Mr. Hernández also currently serves as a director of Ecopetrol S.A., Colombia's largest and primary oil and gas company and has since October 2022. He is also a director of Financiera de Desarrollo Nacional, a bank for infrastructure development.

Mr. Hernández held the position of Technical Vice Minister of Finance and Public Credit from August 2022 to May 2023. He was also a member of the Board of Directors of Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health in Colombia. He held the positions of chair of the Department of Economics and Research director at Universidad Javeriana.

Residence: Bogotá, Colombia	Board/Committee memberships: Board of Directors Audit Committee Sustainability Committee
Age: 44
Director since: February 14, 2024
Independent
Current occupation: Professor, Universidad Javeriana	Other public company directorships: Ecopetrol SA
2023 Board and Committee Attendance:	Board(1)	Audit Committee(1)	Sustainability Committee(1)
	N/A	N/A	N/A
Equity ownership:	Shares	Warrants	Deferred share units(2)
	Nil	Nil	5,431

Notes:

1. Mr. Hernández was appointed to the Board on February 14, 2024 and therefore did not attend any Board or committee meetings in 2023.

2. Settled in cash only upon departure from the Board.

Page | 17

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Adriaan (Attie) Roux - Director

Mr. Roux has served as a director of the Company since September 26, 2022 and is a technical consultant to the Company. Mr. Roux previously served as a director and technical consultant of Aris Gold from February 2021 to September 2022. Previously, Mr. Roux served as the Chief Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of Leagold Mining Corporation from October 2018 to March 2020 and of Endeavour Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for Anglogold Ashanti.

Residence: Silver Lakes, Pretoria, South Africa		Board/Committee memberships: Board of Directors Sustainability Committee
Age: 66
Director since: September 26, 2022
Non-independent(1)
Current occupation: Technical Consultant, Aris Mining		Other public company directorships: Hummingbird Resources plc
2023 Board and Committee Attendance:	Board	Sustainability Committee
	5/5	4/4
Equity ownership:	Shares	Warrants(2)	Performance share units(3)	Deferred share units(4)
	145,300	290,600	67,347	73,364

Notes:

1. Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant, he receives a monthly fee of US$16,667.

2. Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

3. Settled in cash only on vesting.

4. Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

Page | 18

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected or appointed, or until their office is earlier vacated in accordance with the Articles of the Company. All of the nominees are currently directors of Aris Mining and all of the nominees, except for Neil Woodyer, CEO of Aris Mining and Attie Roux, technical consultant of Aris Mining, are independent.

Aris Mining has adopted a majority voting policy such that a director must tender his or her resignation if such director receives more "withheld" votes than "for" votes at any uncontested meeting of the Shareholders at which directors are elected, such resignation to take effect upon acceptance by the Board. A copy of the majority voting policy can be found on the Company's website at www.aris-mining.com.

Directors are elected at each annual general meeting of shareholders and nominations for directors are required to be made in accordance with the Company's advance notice policy (the "Advance Notice Policy"). The Advance Notice Policy relates to the nominations of the directors of the Company which establishes a framework for advance notice of nominations of persons for election to the Board. The Advance Notice Policy sets deadlines of a prescribed number of days before a Shareholder meeting for a Shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice Policy applies at an annual or special meeting of Shareholders that was called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of Shareholders to requisition a meeting or make a proposal under the Business Corporations Act (British Columbia).

In the case of an annual meeting of Shareholders, notice to the Company pursuant to the Advance Notice Policy must be given not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company pursuant to the Advance Notice Policy must be given not later than the close of business on the 15th day following the notice date.

As of the date of this Circular, the Company had not received any additional director nominations for the Meeting.

A copy of the Advance Notice Policy is available on the Company's website at www.aris-mining.com.

In order to align the interests of senior management with the Company's Shareholders, Aris Mining encourages its directors to become Shareholders and has established minimum share ownership thresholds for senior management. Collectively, as of April 3, 2024, the directors, executive officers and consultants of the Company own 7,515,667 Shares representing approximately 5.29% of the issued and outstanding Shares.

Other than as set out in this Circular, none of the proposed directors is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Aris Mining) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a "Cease Trade Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set out in this Circular, none of the proposed directors (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Aris Mining) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director.

Page | 19

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Mr. Garofalo served as Chair and a director of Great Panther Mining Limited ("Great Panther") from April 2020 to December 2021. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) ("BIA") and on October 4, 2022 was granted an order to convert its proceedings under such legislation into proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther's securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating of its proceedings under the CCAA.

Mr. Woodyer was a director of Pacific Exploration & Production Corporation until his resignation, effective August 2015. Pacific Exploration & Production Corporation undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors' Arrangement Act (Canada), together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, and ultimately implemented a plan of arrangement and compromise on November 2, 2016.

Except as described below, none of the proposed directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid C$200,000 towards the cost of the investigation.

There is no arrangement or understanding between a proposed director and any other person or company as to the nomination of a proposed Director, except the directors and executive officers of the Company acting solely in such capacity.

The Board recommends Shareholders vote FOR the election of each of the nominees as a director. Unless you give other instructions, the management designees intend to vote FOR each nominee listed above to act as a director.

Appointment and Remuneration of Auditors

KPMG LLP is the Company's auditor and was first appointed as the Company's auditor on August 20, 2010.

The Board recommends Shareholders vote FOR the appointment of KPMG LLP as the auditor of Aris Mining for the 2024 fiscal year and to authorize the Board to set their remuneration. Unless you give other instructions, the management designees intend to vote FOR the appointment of KPMG LLP to act as the Company's auditor until the close of Aris Mining's next annual general meeting and to authorize the Board to fix the remuneration to be paid to the auditors.

Director Compensation

Summary Compensation Table

As required by Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"), the information set out in this circular relating to the compensation earned by each director is for the fiscal year ended December 31, 2023. Subsequent to December 31, 2023, Mr. Hernández and Mr. Arce were appointed to the Board on February 14, 2024 following the vacancy created by Mr. Martinez's passing on December 28, 2023. Mr. Iacono and Mr. Marrone are not standing for re-election and their terms as directors of the Company will end immediately following the Meeting.

Page | 20

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The following table details the compensation paid to non-executive directors for the 12-month period ended December 31, 2023.

Name	Date joined Board and date resigned	Fees earned (US$)(1)	Share-based awards (US$)(2)	Option- based awards (US$)	All other compensation (US$)	Total (US$)
Ian Telfer	September 26, 2022 to present	140,000	125,000	Nil	Nil	265,000
David Garofalo	September 26, 2022 to present	95,000	75,000	Nil	Nil	170,000
Daniela Cambone	September 26, 2022 to present	75,000	75,000	Nil	Nil	150,000
Mónica de Greiff	October 1, 2022 to present	90,000	75,000	Nil	Nil	165,000
Attie Roux(3)	September 26, 2022 to present	75,000	75,000	Nil	Nil	150,000
Peter Marrone(4)	September 26, 2022 to present	90,000	75,000	Nil	Nil	165,000
Serafino Iacono(5)	August 6, 2010 to May 16, 2024	75,000	75,000	Nil	Nil	150,000
Hernan Martinez(6)	June 10, 2011 to December 28, 2023	75,000	75,000	Nil	Nil	150,000
TOTAL		715,000	650,000	Nil	Nil	1,365,000

Notes:

1. The Company pays an annual retainer for each member of the Board in the aggregate amount of US$150,000 per year, payable as to 50% in cash and 50% in DSUs granted pursuant to the terms of the Company's Deferred Share Unit Plan dated effective as of September 26, 2022 (the "DSU Plan"). The Board also approved a fee of US$100,000 per year, payable as to 50% in cash and 50% in DSUs, for the Chair of the Board, a cash fee of US$20,000 per year for the Chair of the Audit Committee and a cash fee of US$15,000 per year for the Chair of each Board committee. The value in this column reflects the aggregate cash portion of the retainer that was paid to directors by Aris Mining during the 12-month period ended December 31, 2023

2. Share-based awards sets out the value of DSUs granted pursuant to the terms of the DSU Plan in the respective fiscal period. The number of DSUs awarded is linked to the price of Shares at the time of the grant. The amount disclosed in this column is the cash value of the DSUs granted to the directors with the actual number granted to be determined based on the price of the Shares at the date of grant. The number of DSUs awarded is determined on the grant date by dividing the dollar amount of the compensation payable in DSUs on the grant date by the closing price of a Share on that date. See "Director Compensation - Directors' Deferred Share Unit Plan".

3. Mr. Roux is a non-executive director of the Company; however, he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant, he receives a monthly fee of US$16,667. This table discloses the compensation paid to Mr. Roux solely in his capacity as a non-executive director.

4. Mr. Marrone is not standing for re-election and his term as a director of the Company will end immediately following the Meeting.

5. Mr. Iacono is not standing for re-election and his term as a director of the Company will end immediately following the Meeting.

6. Regrettably, Mr. Martinez passed away on December 28, 2023.

Objective of Director Compensation

The main objective of Aris Mining's director compensation program is to attract and retain directors with a broad range of skills and strategic expertise who are also able to successfully carry out the Board's mandate. As a gold mining company with operations in international environments, directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings and mine site visits, participating on Board committees and ensuring that they stay informed about Aris Mining's business and trends and developments affecting the mining industry, generally, and the mining industry in the countries in which we operate. Furthermore, Aris Mining's business strategy incorporates an aggressive growth profile which places additional requirements on the directors. In order to attract and retain directors who meet these expectations, the Board believes that the Company must offer a competitive compensation package that is aligned with the practices of its peer group.

Page | 21

Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Director Compensation Policies and Approach

The Board will consist of eight directors, of which seven are non-executive and six are independent. The non-executive directors are compensated in accordance with guidelines established by the Compensation Committee. Aris Mining does not compensate executive directors for the services they perform in their capacity as directors.

Aris Mining maintains a flat-fee compensation program consisting of an annual retainer and additional compensation for being the Chair of the Board or a Chair of a committee as described in the table below. This flat-fee approach does not provide for any fees for attendance at Board or committee meetings or any other meeting compensation, nor does it provide travel per diems or compensation for travel time. This streamlined fixed retainer approach recognizes that meeting attendance is a minimum expectation, simplifies the administration of Board compensation and provides for greater predictability in forecasting Board compensation expense. The annual retainer is paid in a 50%/50% mix of cash and share-based awards consisting of DSUs issued pursuant to the Company's DSU Plan.

The following table summarizes Aris Mining's 2023 annualized Board compensation arrangements. The Compensation Committee monitors director compensation practices among Canadian mining and other resource-based companies and will consider if any modifications are required to the Board compensation philosophy or approach for 2024.

Compensation component	2023 (US$)
Annual retainer - cash portion	75,000
Annual retainer - DSU portion	75,000
Fee for the Chair of the Board (paid 50% in cash, 50% in DSUs)	100,000
Fee for Chair of the Audit Committee (paid in cash)	20,000
Fee for Chair of all other Board committees (paid in cash)	15,000

In line with its peers, the Company has adopted DSUs as the preferred approach to providing a significant portion of the total Board compensation as equity-based, and the Company does not issue stock options to non-executive directors. DSUs are notional Shares that have the same value at any given time as the Shares, but do not entitle the participant to any voting or other Shareholder rights and are non-dilutive to Shareholders. DSUs awarded to directors are normally issued at the end of each quarter and vest immediately on the date of grant. DSUs are eligible for redemption following a director ceasing to be a member of the Board and are cash-settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the Shares following the director ceasing to be a member of the Board.

The Board believes that inclusion of 'at-risk' compensation promotes the objectives of director retention and alignment with long-term Shareholders.

The Company encourages its Directors and employees to be shareholders. The following table shows the breakdown of equity securities held by the current non-executive directors standing for re-election as of April 2, 2024 along with their value.

Name	Annual retainer (US$)	Total number of Shares	Total number of DSUs (#)	Market value of total ownership (US$)(1)
Ian Telfer	150,000	290,600	100,900	1,416,325
Germán Arce Zapata	150,000	Nil	5,431	19,648

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Name	Annual retainer (US$)	Total number of Shares	Total number of DSUs (#)	Market value of total ownership (US$)(1)
Daniela Cambone	150,000	2,250	73,364	273,548
Mónica de Greiff	150,000	Nil	40,740	147,385
David Garofalo	150,000	145,350	73,364	791,239
Gonzalo Hernández Jiménez	150,000	Nil	5,431	19,648
Attie Roux(2)	150,000	145,300	73,364	791,058

Notes:

1. The value of Shares and share-units are based on the closing price of the Shares on the TSX on April 2, 2024 of C$4.91 converted to U.S. dollars using an exchange rate of C$1.3572 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on April 2, 2024.

2. Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant, he receives a monthly fee of US$16,667. This table discloses the compensation paid to Mr. Roux solely in his capacity as a non-executive director.

Directors' Deferred Share Unit Plan

The DSU Plan was established to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board and to better align the long-term interests of DSU Plan participants and the Shareholders of the Company. Pursuant to the DSU Plan, non-executive directors who are eligible to participate in the DSU Plan (each, a "Participant") may be granted DSUs entitling such Participant to a right to receive, in accordance with the terms and conditions of the DSU Plan, the cash equivalent of the Fair Market Value (as defined below) of one Share per vested DSU upon redemption.

A portion of the non-employee directors' annual retainer (the "Annual Base Compensation") is paid in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a "DSU Account") on a quarterly basis, with each installment credited following the last business day of the fiscal quarter to which it applies. The director's DSU Account is credited with the number of DSUs calculated to the nearest whole DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Fair Market Value of a Share at the time of grant; "Fair Market Value" is defined in the DSU Plan as the five-day volume weighted average trading price of a Share on the TSX (if the Shares are listed on the TSX) which is calculated by dividing the total value by the total volume of the Shares traded on the TSX (if the Shares are listed on the TSX) for the five consecutive trading days immediately preceding the date of grant or the redemption date, as applicable.

Generally, a Participant will be entitled to redeem their DSUs during the period commencing on the business day immediately following the date upon which the director ceases to hold any position as a director of the Company and its subsidiaries, including in the event of death of the Participant (in each case, the "DSU Plan Termination Date") and ending on the 90th day following the DSU Plan Termination Date. Upon redemptions under the DSU Plan, the Company must provide to the relevant director within 30 days of the redemption date, payment of a cash amount to such director equal to the number of DSUs multiplied by the Fair Market Value on the redemption date, subject to any applicable deductions and withholdings.

No right to receive payment of DSUs and other benefits under the DSU Plan are transferable or assignable by a Participant except on death by way of designating a beneficiary in writing, or failing which, by will or laws of descent and distribution.

Subject to receipt of any necessary regulatory or other approval, the DSU Plan may be amended, suspended or terminated at any time by the Board in whole or in part, provided that no such change to the DSU Plan shall, without the consent of the Participants affected by the amendment, alter or impair any rights or obligations of such Participants with respect to any DSUs granted prior to the date of the amendment and no amendment may be made if it would disqualify the DSU Plan and an entitlement to DSUs from being a prescribed plan for the purposes of the definition of "salary deferral arrangement" pursuant to the Income Tax Act (Canada) and the regulations thereunder.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Option-based and Share-based awards granted to the non-executive directors and which were outstanding as at December 31, 2023.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options(1) (C$)	Number of DSUs (#)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share-based awards not paid out or distributed (US$)(2)
Ian Telfer	Nil	Nil	Nil	Nil	91,847(3)	91,847	303,471	Nil
Daniela Cambone	Nil	Nil	Nil	Nil	67,933(3)	67,933	224,457	Nil
Mónica de Greiff	Nil	Nil	Nil	Nil	35,309	35,309	116,664	Nil
David Garofalo	Nil	Nil	Nil	Nil	67,933(3)	67,933	224,457	Nil
Serafino Iacono	500,000(4)	4.00	Mar 1, 2025	185,000(1)	67,933(3)	67,933	224,457	Nil
Peter Marrone	Nil	Nil	Nil	Nil	67,933(3)	67,933	224,457	Nil
Hernan Martinez(5)	Nil	Nil	Nil	Nil	108,219(3)	108,219	Nil	311,501(6)
Attie Roux	Nil	Nil	Nil	Nil	67,933(3)	188,577(7)	623,077	Nil

Notes:

1. Value is calculated as the difference between the C$ exercise price of a stock option and the closing price of the Shares on the TSX of C$4.37 on December 29, 2023 converted to US$ using an exchange rate of C$1.3226 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 29, 2023.

2. Value based on a Share price of C$4.37 being the closing price of the Shares on the TSX on December 29, 2023 converted to US$ using an exchange rate of C$1.3226 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 29, 2023.

3. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted, and the obligations thereunder assumed by the Company, pursuant to the terms of the Aris Mining Transaction based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

4. Options were granted to Mr. Iacono in his capacity as a director of Caldas Gold Corp. (later renamed Aris Gold Corporation) in 2020. Following the Aris Mining Transaction, Aris Gold options were adjusted in accordance with their terms and the Exchange Ratio with each option of Aris Gold becoming exercisable for 0.5 Shares at the original exercise price.

5. Regrettably, Mr. Martinez passed away on December 28, 2023.

6. Pursuant to the terms of the DSU Plan, Mr. Martinez's 108,219 DSU units became redeemable upon his passing on December 28, 2023 and were paid out on January 31, 2024.

7. Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant, he is eligible to participate in Aris Mining's performance share unit plan (the "PSU Plan"). During the year ended December 31, 2023, Mr. Roux received 34,221 PSUs which are not vested, as well as 27,833 DSUs.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table sets forth particulars of all share-based awards vested or earned by each director who is or was a non-executive director for the 12-month period ended December 31, 2023.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Name	Option-based awards - value vested during the year (US$)	Share-based awards - value vested during the year (US$)(1)(2)	Non-equity incentive plan compensation - value earned during the year (US$)
Ian Telfer	Nil	Nil	Nil
Daniela Cambone	Nil	Nil	Nil
Mónica de Greiff	Nil	Nil	Nil
David Garofalo	Nil	Nil	Nil
Serafino Iacono	Nil	Nil	Nil
Peter Marrone	Nil	Nil	Nil
Hernan Martinez(3)	Nil	311,501(4)	Nil
Attie Roux	Nil	Nil	Nil

Notes:

1. While the DSUs vest upon issuance, they become redeemable  and their value is realized upon a director ceasing to be member of the Board. The DSUs are equity linked as the number of DSUs payable is determined by dividing the dollar amount of compensation payable by the Fair Market Value at the time of the award. Upon redemption, the relevant director is paid out in cash by multiplying the number of DSUs credited to him/her by the Fair Market Value.

2. Value based on a Share price of C$4.37 being the closing price of the Shares on the TSX on December 29, 2023 converted to US$ using an exchange rate of C$1.3226 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 29, 2023.

3. Regrettably, Mr. Martinez passed away on December 28, 2023 .

4. Pursuant to the terms of the DSU Plan, Mr. Martinez's 108,219 DSUs became redeemable upon his passing on December 28, 2023 and were paid out on January 31, 2024.

Executive Compensation

Summary

As required by Form 51-102F6, the information set out in this circular relating to the compensation earned by each NEO (as defined below) is for the fiscal period ended December 31, 2023, and the two prior fiscal years. On September 26, 2022, the Company was renamed Aris Mining Corporation and a new Board of Directors and management team was put in place. The new Board continued compensation philosophies and arrangements for its senior executive officers that were consistent with what was adopted by Aris Gold, and each senior executive officer entered into new employment contracts with the Company effective September 26, 2022. The disclosure below includes compensation any such NEO (as defined below) received for the services they performed at Aris Mining between September 26, 2022 and December 31, 2023 and Aris Gold prior to September 26, 2022.

Aris Mining is a gold producer in the Americas with an attractive blend of current production, exploration, and growth projects. The Company operates two mines in Colombia, the Segovia Operations and the Upper Mine, which produced 226,000 ounces of gold in 2023. With expansion projects in progress, the Segovia Operations and the Marmato Mine aim to produce a combined 500,000 ounces of gold in 2026. Aris Mining also operates and is 20% owner of the Soto Note Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project.

Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification. To implement its strategy, Aris Mining utilizes the extensive experience of its management team in acquiring, operating and building gold mines as well as the strong industry relationships of the Board. The objective of Aris Mining's executive compensation program is to support the Company's business strategy by attracting and retaining talented employees through, among other incentives, market competitive compensation. This includes paying for performance with "at-risk" compensation linked to the Company's strategic goals, operational objectives, aligning long-term performance rewards with Shareholders' interests, and providing the flexibility necessary to complement the entrepreneurial nature of Aris Mining's growth strategy.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Aris Mining's executive compensation program is designed to be attractive, flexible, and market-based, linking compensation to performance and shareholder interests. The company views its share price as a key measure of long-term performance, aligning management with shareholder experiences. Further, the Company encourages its management team to be Shareholders and has developed an executive compensation pay mix that provides a significant proportion of total compensation being both long-term and equity-based. For its senior executive officers, the Company has established minimum share ownership requirements.

Named Executive Officers

For the purpose of this Compensation Discussion and Analysis section, "NEO" or "Named Executive Officer" means each of the following individuals:

(a) the CEO;

(b) the CFO;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

For the year ended December 31, 2023, the Company's NEOs were:

  Neil Woodyer Chief Executive Officer
  Douglas Bowlby Executive Vice President and Chief Financial Officer
  Richard Thomas  Chief Operating Officer
  Ashley Baker General Counsel and Corporate Secretary
  Tyron Breytenbach Former Senior Vice President, Capital Markets

See "Summary Compensation Table" below for details of the payments made to the NEOs for the fiscal year ended December 31, 2023.

Summary Compensation Table

Name and principal position	Year	Salary (US$)	Share based awards (US$)	Option based awards (US$)(2)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other comp. (US$)	Total (US$)
					Annual incentive plans	Long-term incentive plans
Neil Woodyer(3)(4)(5) Chief Executive Officer	2023	750,000	562,500	562,500	1,500,000	Nil	Nil	Nil	3,375,000
	2022	567,708	825,000(1)	325,000	500,000	Nil	Nil	Nil	2,217,708
	2021	458,333	1,499,998(1)	499,999	Nil	Nil	Nil	Nil	2,458,330
Douglas Bowlby(3)(4) Executive Vice President & Chief Financial Officer	2023	464,110	250,000	250,000	696,000	Nil	Nil	Nil	1,660,110
	2022	396,875	300,000(1)	175,000	375,000	Nil	Nil	Nil	1,246,875
	2021	320,833	393,749(1)	262,499	393,750	Nil	Nil	Nil	1,370,831
Richard Thomas(3)(6) Chief Operating Officer	2023	414,110	200,000	200,000	621,000	Nil	Nil	Nil	1,435,110
	2022	302,818	125,000(1)	50,000	225,000	Nil	Nil	Nil	702,818
	2021	175,000	74,998(1)	74,998	100,000	Nil	Nil	N/A	424,996
Ashley Baker (3)(4) General Counsel and Corporate Secretary	2023	339,110	125,000	125,000	340,000	Nil	Nil	Nil	929,110
	2022	252,083	156,250(1)	75,000	243,750	Nil	Nil	Nil	727,083
	2021	206,250	168,749(1)	112,499	168,750	Nil	Nil	Nil	656,248
Tyron Breytenbach(3)(7) Former Senior Vice President, Capital Markets	2023	400,000	150,000	150,000	100,000	Nil	Nil	Nil	800,000
	2022	233,331	318,750(1)	275,000	131,250	Nil	Nil	Nil	958,331
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Notes:

1. Share-based awards includes the award value of the PSUs granted to the NEOs and the value of Shares purchased in the open market using such portion of the NEO's total incentive bonus as follows: Mr. Woodyer 50%, Mr. Bowlby 25% and Ms. Baker 25%. These NEOs were required to use at least that portion (net tax and other statutory deductions) to acquire Shares in the open market following payment of the bonus amount. The number of PSUs granted to each NEO is determined by dividing the award value by the Market Value (with currency conversion) as at the end of the last trading day immediately preceding the award date, rounded down to the next whole number.

2. The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

3. Such person became an NEO of the Company on September 26, 2022 following the Aris Mining Transaction and was previously an officer of Aris Gold, a wholly-owned subsidiary of the Company, prior to such date. This disclosure represents the aggregate compensation received as an NEO of Aris Gold for the fiscal year ended December 31, 2021 and from January 1, 2022 to September 26, 2022, and as an NEO of the Company from September 26, 2022 to December 31, 2023.

4. Such person was employed by Aris Gold on February 4, 2021 and, prior to such date, was not employed by Aris Gold or the Company.

5. Mr. Woodyer is not compensated in his capacity as a Director.

6. Mr. Thomas was employed by Aris Gold on April 6, 2021 and, prior to such date, was not employed by Aris Gold or the Company.

7. Mr. Breytenbach was employed by Aris Gold on June 1, 2022 and ceased working with the Company on February 16, 2024.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Share-based and option-based awards granted to the NEOs and which were outstanding as at December 31, 2023.

	Option-based awards				Share-based awards
Name and position	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiry date	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share- based awards not paid out or distributed (US$)(2)
Neil Woodyer Chief Executive Officer	228,658(3) 242,159(3) 445,777	6.20 3.80 4.03	Feb 12, 2024 Mar 23, 2025 January 12, 2026	Nil 138,031 151,564	300,154(4)	991,738	338,029(5)
Douglas Bowlby Executive Vice President & Chief Financial Officer	120,045(3) 130,393(3) 198,123	6.20 3.80 4.03	Feb 12, 2024 Mar 23, 2025 January 12, 2026	Nil 74,324 67,362	143,524(4)	474,217	177,463(5)
Richard Thomas Chief Operating Officer	34,298(3) 37,255(3) 158,498	6.20 3.80 4.03	Feb 12, 2024 Mar 23, 2025 January 12, 2026	Nil 21,235 53,889	85,005(4)	280,865	50,701(5)
Ashley Baker General Counsel and Corporate Secretary	51,448(3) 55,882(3) 99,061	6.20 3.80 4.03	Feb 12, 2024 Mar 23, 2025 January 12, 2026	Nil 31,853 33,681	67,621(4)	223,426	76,054(5)
Tyron Breytenbach Former Senior Vice President, Capital Markets	208,115(3) 118,874	3.72 4.03	May 31, 2025 January 12, 2026	135,275 40,417	144,831(4)	478,536	Nil

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Notes:

1. Value is calculated as the difference between the C$ exercise price of the stock option and the closing price of the Shares on the TSX on December 29, 2023, being C$4.37 per Share.

2. Value based on a Share price of C$4.37 being the closing price of the Shares on the TSX on December 29, 2023 and converted to US$ using an exchange rate of C$1.3226 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 29, 2023.

3. Options were granted in their capacity as an executive officer of Aris Gold prior to the Aris Mining Transaction. Following the Aris Mining Transaction, Aris Gold Options were adjusted in accordance with their terms and the Exchange Ratio with each Aris Gold Option becoming exercisable for 0.5 Shares at the original exercise price.

4. Includes PSUs that were granted in their capacity as an executive officer of Aris Gold prior to the Aris Mining Transaction. Aris Gold PSUs were adjusted, and the obligations assumed by the Company, pursuant to the Aris Mining Transaction based on the Exchange Ratio of 0.5 PSU of the Company for each PSU of Aris Gold granted. PSUs are redeemable in cash.

5. Value based on PSUs that had vested on December 31, 2023 but had not been paid out as of such date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of all Share-based, option-based and cash-based incentive plan awards vested by each NEO during the 12-month period ended December 31, 2023.

Name and position	Option-based awards - value vested during the year (US$)(1)	Share-based awards - value vested during the year (U$)(2)	Non-equity incentive plan compensation - value earned during the year (US$)
Neil Woodyer Chief Executive Officer	23,028	338,029	1,500,000(3)
Douglas Bowlby Chief Financial Officer & Executive Vice President	12,400	177,463	696,000(3)
Richard Thomas Chief Operating Officer	3,543	50,701	621,000(3)
Ashley Baker General Counsel and Corporate Secretary	5,314	76,054	340,000(3)
Tyron Breytenbach Former Senior Vice President, Capital Markets	Nil	Nil	100,000(3)

Notes:

1. The value of the amounts vested represents the difference between the market price of the underlying Shares assuming exercise on the vesting date and the exercise price of the vested options.

2. The closing price of the Shares on the TSX on December 29, 2023 was C$4.37 per Share. The value of the amounts vested represents the dollar value that would be realized by multiplying the number of vested PSUs by the market value of a Share on the vesting date.

3. Amounts paid out pursuant to the annual bonus payment portion of the Company's executive compensation program.

Outstanding Options

The following table sets out as of the date of this Circular, the number of options granted under the plan and the remaining number of securities available for grant, together with the percentage these numbers represent relative to the number of issued and outstanding Shares as of the date of this Circular.

Plan	Number of outstanding options (a)	Shares issuable pursuant to outstanding unexercised options (# and % of issued and outstanding shares)(1)(2)(b)	Number of options remaining available for future issuance under equity compensation plans excluding securities reflected in column (1) (c)	Number of common shares remaining available for future issuance upon exercise of outstanding options (# and % of issued and outstanding Shares)(1)(2)
Stock Option Plan	6,258,970	8,660,715; 6.09%	5,557,119	5,557,119; 3.91%

Notes:

1. Includes 2,401,745 Shares issuable upon the due exercise of 4,803,490 Aris Gold Options outstanding as of the date of this Circular and which were granted under the Aris Gold incentive stock option plan. Following the Aris Mining Transaction, the Aris Gold Options were adjusted in accordance with their terms and the Exchange Ratio, with each Aris Gold Option becoming exercisable for 0.5 Shares at their original exercise price.

2. Based on a total of 142,178,346 issued and outstanding Shares on a non-diluted basis as of the date of this Circular and includes the 2,401,745 Shares issuable upon exercise of the Aris Gold options outstanding, as described in Note 1 above.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Equity Compensation Plan Information

The information in the following table was current as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(1) (c)
Equity compensation plans approved by security holders	7,281,120	C$4.57	6,475,839(2)
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	7,281,120	C4.57	6,475,839(2)

Notes:

1. The aggregate number of Shares available to be reserved for issuance under the Stock Option Plan, on a rolling basis, is 10% of the number of Shares outstanding less any Shares reserved pursuant to the Company's other Share compensation arrangements, if any, at the time of reservation.

2. Based on a total of 137,569,590 issued and outstanding Shares on a non-diluted basis as of December 31, 2023 and includes the 3,285,550 Shares issuable upon exercise of the Aris Gold options outstanding.

Burn Rate

The following table sets out the burn rate of the Stock Option Plan, as calculated in accordance with the TSX Company Manual, for the three most recently completed financial years:

Year	Number of options granted under the plan	Annual burn rate (%)(1)
2023	1,778,931	1.30%
2022	1,691,000	1.56%
2021	924,000	1.12%

Notes:

1. The burn rate is calculated by dividing the total number of Options granted that year by the weighted average number of outstanding Shares for the applicable fiscal year.

Stock Option Plan

The Shareholders approved the Company's amended and restated stock option plan (the "Stock Option Plan") on May 11, 2023. The Stock Option Plan was adopted to provide effective incentives to officers and senior management and consultants of the Company and its affiliates and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per Share value created for the Shareholders.

The purpose of the Stock Option Plan is to advance the interests of the Company, through the grant of Options, by (1) providing an incentive mechanism to foster the interest of officers, employees and consultants in the success of the Company; (2) encouraging officers, employees and consultants to remain with the Company; and (3) attracting new officers, employees and consultants.

The following is a summary of certain key provisions of the Stock Option Plan.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Granting and Vesting

Options under the Stock Option Plan may be granted to full- or part-time employees, including any officer of the Company, consultants of the Company, or a related entity of the Company. No Options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves Option grants to executive officers of the Company, while the Compensation Committee approves employee Option grants. Each Option entitles the holder to buy one Share, subject to adjustments in certain circumstances (see "Corporate Changes" below). The Board may grant Options having a term of up to five years, being the maximum Option period provided for under the Amended Stock Option Plan, however the Board may set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of Options may be accelerated.

Exercising Options

The Board determines an Option's exercise price on the grant date. The exercise price must be at least equal to the market value of the Shares at that time (i.e. the closing price of the Shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If Options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

The Company does not provide any financial assistance to participants when they exercise their options.

Assigning or Transferring Options

Options cannot be assigned or transferred by an option holder to another person other than by will, by the laws governing the devolution of property in the event of death of such option holder, or by transfer to a personal holding company wholly-owned and controlled by such option holder ("Holding Company") or to a registered retirement savings plan established for the sole benefit of such option holder ("RRSP") or from a Holding Company or RRSP to such option holder.

Special Situations

If the Option holder is no longer eligible to participate in the Stock Option Plan, they have 90 days to exercise any vested Options, provided that no Options shall be exercisable beyond the original expiry date of the Option, except in the following situations:

• on death, an estate has 365 days to exercise the vested Options, provided that no Options shall be exercisable beyond the original expiry date of such Options; and

• on termination for cause, all Options terminate immediately.

The Board may in its sole discretion increase the periods permitted to exercise all or any of the Options following a termination of employment or engagement provided that no Options shall be exercisable beyond the original expiry date of the Option.

Restrictions

Shares Reserved for Issue

The aggregate number of Shares that may be reserved for issuance pursuant to the Stock Option Plan cannot exceed 10% of the outstanding Shares at the time of the granting of an Option, less the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements.

The plan limits the number of Shares that can be reserved for issue under the Stock Option Plan for a single individual to no more than 5% of Shares outstanding (on a non-diluted basis) on the grant date.

Shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the Amended Plan.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Restrictions for Insiders

The maximum number of Options to be granted under the Stock Option Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, may not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the grant date of the Options.

The maximum number of Shares issued within any one-year period under the Stock Option Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, may not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Grants to Non-Employee Directors or Related Entities of the Company

No Options may be granted to non-Employee directors of the Company or a related entity of the Company under the Stock Option Plan.

Corporate Changes

If the Company subdivides, consolidates or reclassifies its outstanding Shares or completes any other capital adjustment, the number of Shares reserved or authorized to be reserved under the Stock Option Plan and the number of Shares receivable on the exercise of any outstanding Options and the relevant option price will be increased or decreased proportionately, as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If the Company amalgamates, consolidates or merges with or into another body corporate, Option holders are entitled to receive other securities, property or cash (in lieu of Shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for Shares immediately prior thereto and the Option price adjusted as deemed necessary or equitable by the Board.

If it is imminent that Shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization, the Board  may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the period for exercising Options under the Stock Option Plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of the Shares by means of a take-over bid circular, the Board may, in a fair and equitable manner, at its option require the acceleration of the period for exercising Options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Plan Amendments

Except as described below, Shareholders must approve all changes to the Stock Option Plan, including changes that involve changing the number of Shares that can be reserved for issue under the plan, including:

• Increasing the fixed maximum number or fixed maximum percentage

• Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

The Company will not need Shareholder approval to make changes such as:

• Changing the termination provisions of the Options or the Stock Option Plan, as long as the changes do not have the effect of extending the Options beyond their original expiry date;

• Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying Shares from the Company's reserve;

• Making housekeeping changes, like correcting errors or clarifying ambiguities; or

• Updating the plan to reflect changes in the governing laws, including any TSX requirements.

The Board may amend, modify or terminate any outstanding Option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the Option holder's consent is required unless the action would not be material and adverse to the Option holder or if the change is specifically permitted under the Stock Option Plan. The Board may not extend the exercise period or lower the exercise price on any outstanding Option, unless it receives Shareholder approval.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

If the Board intends to reduce the exercise price of any outstanding Option granted to an insider, or extend the exercise period, we must receive approval from disinterested Shareholders, according to the terms of the Stock Option Plan and the TSX, and other regulatory requirements.

Other Terms and Conditions

• The Stock Option Plan contains requirements for the granting of qualified incentive stock options under the United States tax code;

• The Board can suspend or terminate the Stock Option Plan at any time, and impose other terms and conditions on any Options granted under the Stock Option Plan;

• The Board can change or terminate the Stock Option Plan and any outstanding Options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of Shares to the public, or to obtain or maintain a listing or quotation of the Shares.

Under the TSX's rules, unallocated entitlements under a stock option plan subject to replenishment must be specifically approved every three (3) years by Shareholders and the Stock Option Plan was last approved by the Shareholders on May 11, 2023.

The above summary of the Stock Option Plan is subject to the full text of the Stock Option Plan, a copy of which can be found under the Company's profile on SEDAR+ at http://www.sedarplus.ca, in the Company's filings with the SEC at http://www.sec.gov, or by contacting the Corporate Secretary of the Company in writing by email at corporatesecretary@aris-mining.com.

Compensation Discussion and Analysis

Overview of the Executive Compensation Program

The Company's executive compensation program is designed to provide attractive, flexible and market-based compensation tied to performance and aligned with Shareholders' interests, but which also limits incentives that promote excessive risk taking. Aris Mining and its Compensation Committee have determined the best way to achieve this objective is to implement an executive compensation program that includes a varied pay mix of cash and equity-related components with both short-term and long-term performance metrics.

Base Salary	Short-term Incentives	Long-term Incentives
Generally paid in US$, with the amount reviewed annually	Annual bonus with target award established as a percentage of Base Salary and paid in cash	LTI program based on 50%/50% value mix of time-vested Stock Options and three-year PSUs with a 100% performance multiplier

The compensation program for senior executive officers includes a long-term incentive program that includes a 50%/50% pay mix of stock options (with 50% vesting at year one and 50% vesting at year two) and PSUs (with three year 'cliff-vesting' and a 100% performance factor).

No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior management team and none are proposed at this time. Aris Mining provides change of control benefits to certain of its senior executives. Importantly, all change of control agreements are "double-trigger", requiring both a change of control event and an adverse role change of the executive's employment within 12 months of the change of control event. Additional information on each of these components of the executive compensation structure is discussed below.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Decisions related to remuneration of the CEO and the senior executive officers reporting to the CEO must be approved by the Board based on recommendations from the Compensation Committee and in accordance with the terms of the Board-approved Compensation Committee Charter, and in particular:

  CEO Compensation. To at least annually, within the terms of the established compensation structure, review the corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO's compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee shall consider, among other factors, the terms of the CEO's employment agreement, the Company's performance and relative Shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

  Senior Executive Officers' Compensation. To, within the terms of the established compensation structure, and following a review of the CEO's recommendations, make recommendations to the Board with respect to the compensation for the senior executive officers that report directly to the CEO, including base salaries, bonuses and other performance incentives and stock-based grants and other benefits and perquisites.

  Other Officers' and Employees' Compensation. The Compensation Committee delegates its responsibility to the CEO to, within the established compensation structure, determine the compensation of all employees who do not report directly to the CEO and in doing so the CEO shall be entitled to delegate his or her authority to other senior managers within the Company.

The Compensation Committee considers the implications of the risks associated with the Company's compensation policies and practices; however, it has not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. Aris Mining's compensation mix is balanced among fixed components such as base salary, and variable performance-based components, such as an annual bonus program, and the compensation mix also incorporates long-term incentives with retention mechanisms such as stock options and performance share units. These components of the Company's compensation practices are designed to encourage actions and behaviors directed toward increasing long-term value while limiting incentives that promote excessive risk-taking. In addition, the Compensation Committee can retain any advisor it deems necessary to fulfill its obligations.

Aris Mining's Corporate Disclosure, Social Media and Trading Policy prohibits directors, officers and employees from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by a director, officer or employee. See "Report on Corporate Governance - Ethical Business Conduct" for more information.

Base Salary

The base salary established for each employee is intended to reflect individual responsibilities, experience, prior performance, and other relevant factors. Base salaries are fixed and therefore provide certainty for the employee. Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by peer companies and as the basis for determining other elements of compensation and benefits.

In general, Aris Mining sets base salaries in U.S. dollars to promote alignment with U.S. dollar revenue from gold sales.

Base salaries are reviewed annually and within the context of the Company's growth and with potential adjustments determined based on competitive market practices, individual performance and improvements in job proficiency and competence, and the Company's performance, relative Shareholder return and the Company's ability to pay.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The table below details the base annual salary for the current NEOs as at December 31, 2023.

Name and position	2023 base salary (US$)
Neil Woodyer Chief Executive Officer	750,000
Douglas Bowlby Executive Vice President and Chief Financial Officer	500,000
Richard Thomas Chief Operating Officer	450,000
Ashley Baker General Counsel and Corporate Secretary	375,000

Short-term Incentives - 2023 Annual Bonus

Aris Mining rewards strong operational and financial performance that furthers the Company's short-term objectives with an annual bonus program. The features of the annual bonus program include:

  The entire bonus amount is performance based (no contractual minimum bonuses).
  Annual bonuses are assessed and determined at the end of the fiscal period and calculated on a percentage of base salary basis.
  The determination of annual bonus amounts includes the assessment of multiple qualitative and quantitative factors.
  The annual bonus is be paid in cash.

For the 2023 annual bonus, target awards were established for the NEOs as detailed in the table below. Both company-wide achievements and individual performance from the NEOs were considered by the Compensation Committee and Board of Directors in determining the actual annual bonus awards. The target awards ranged from 75% to 200% of base salary and the actual awards ranged from 0% to 200% of base salary, with the CEO receiving 200%.

In determining the actual annual bonus awards, the Compensation Committee and Board of Directors considered the following corporate, operational and exploration performance highlights:

  In 2023, the operations team was restructured, and new operating procedures were introduced following the Aris Mining Transaction in September 2022.  The new team achieved 2023 gold production of 226,151 ounces from the Company's two operations in Colombia and met the Company's 2023 guidance range of 220,000 to 240,000 ounces.

    Consolidated gold production in the fourth quarter of 2023 of 61,052 ounces, which demonstrated consistent quarter-over-quarter increases in gold production.

    In October 2023, the Segovia Operations achieved a new milestone with a record-breaking monthly gold production of 19,727 ounces, surpassing the previous record of 19,406 ounces set in August 2023. This achievement marked the highest monthly production since the expansion of the processing plant to 2,000 tonnes per day in 2022.

    The Segovia Operations produced 202,940 ounces of gold with an all-in sustaining costs (AISC)1 per ounce sold of $1,173 per ounce for the year ended December 31, 2023, achieving its production guidance range of 195,000 to 210,000 ounces, as well as meeting the AISC guidance range of $1,125 and $1,175 per ounce sold.

  In November 2023, the Company announced material increases in the mineral reserve and resource estimates at the Segovia Operations, based on a new interpretation and successful exploration program, and filed an updated technical report supporting the new estimates in December 2023.

    Measured and indicated mineral resources increased by 114% to 3.6 million ounces at 14.3 grams per tonne (g/t) gold, plus inferred resources of 1.8 million ounces at 12.1 g/t gold2 .

_________________________________________
1 Refer to Non-IFRS and Other Financial Measures section for full details on AISC ($ per oz sold).

2 See Qualified Person and Technical Information section for full disclosure of mineral resource and mineral reserves estimates and other technical information.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular
  Proven and probable mineral reserves increased by 75% to 1.3 million ounces at 11.6 g/t gold2.

  During the third quarter of 2023, the Company commenced construction of the new Marmato Lower Mine following receipt of environmental permits in July 2023. The Marmato Lower Mine will access wider porphyry mineralization below the Upper Mine, which is a historic narrow vein mine with small-scale, labor-intensive mining.

  On September 14, 2023, the Company's common shares commenced trading on the NYSE American under the ticker symbol "ARMN", to increase the Company's visibility with investors in the United States and internationally.

  During the fourth quarter of 2023, the Company announced plans and has now started to expand the Segovia Operation's processing plant from 2,000 to 3,000 tpd with the installation of a ball mill and new receiving facilities for partner-mined material. The expected completion is in early 2025. Following expansion, the Segovia Operations is targeting over 300,000 ounces of annual gold production.

The table below details the target and actual annual bonus awards for the current NEOs in 2023.

Name and position	2023 Target Annual Bonus		2023 Actual Annual Bonus
	Target Bonus (% base salary)(1)	Target Bonus (US$)(2)	Actual Bonus (% base salary)(2)	Actual Bonus (US$)(1)
Neil Woodyer Chief Executive Officer	200%	1,500,000	200%	1,500,000
Douglas Bowlby Chief Financial Officer & Executive Vice President	150%	750,000	150%	696,000(1)
Richard Thomas Chief Operating Officer	150%	675,000	150%	621,000(1)
Ashley Baker General Counsel and Corporate Secretary	100%	375,000	100%	340,000(1)

1. Actual bonus amount based on actual salary received in the financial year ended December 31, 2023.

Long-term Incentive Program - 2023 Awards

Aris Mining has a long-term incentive ("LTI") program that (i) rewards participants for their contribution, (ii) serves as a retention mechanism so that participants are incentivized to remain with the Company to realize the value of the awards, and (iii) continues to align compensation with the Shareholders' experience.

In 2023, Aris Gold's LTI program for its senior executive officers targeted a pay mix of 50% stock options and 50% PSUs to align with its peer group. The mix of stock options and PSUs in the LTI pay mix is designed to create a more effective and performance driven LTI program, as compared to using only stock options or PSUs as the sole incentive.

The table below details the target and actual LTI awards for the current NEOs in 2023.

Name and position	2023 Target LTI Award		2023 Value of Actual LTI Awards
	Target award (% base salary)	Target amount (US$)	Options(1) (US$)	PSUs (US$)	Total award(US$)
Neil Woodyer Chief Executive Officer	150%	1,125,000	562,500	562,500	1,125,000
Douglas Bowlby Executive Vice President & Chief Financial Officer	100%	500,000	250,000	250,000	500,000
Richard Thomas Chief Operating Officer	100%	400,000	200,000	200,000	400,000
Ashley Baker General Counsel and Corporate Secretary	100%	325,000	125,000	125,000	250,000

Notes:

1. The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the year ended December 31, 2023.

Additional information on the stock options and PSU awards is provided below.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Stock Options

  50% vesting at year one and 50% vesting at year two, with a three-year term to expiry.
  The same option terms are utilized for Aris Mining's LTI program for 2024.

2023 PSUs

  PSU grants have three-year vesting, with vesting contingent on performance at the end of the three-year performance period.
  The performance factor will be based on the relative cumulative three-year total shareholder return ("TSR") compared to the S&P/TSX Global Gold Index (see the "2023 PSU Performance Vesting Table" below for performance vesting thresholds) over the same performance period.
  In accordance with the PSU Plan, the vesting amount will include any additional PSUs issued as dividend equivalents for dividends paid on Shares during the performance period.
  If the three-year TSR is negative, vesting is capped at target (100%) regardless of relative performance compared to the market index.
  The Company's PSU Plan is cash settled and the award payable on settlement will be calculated by multiplying the number of PSUs that vest by the five-day volume-weighted average trading price ended immediately before the last day of the performance period of the Shares on the exchange on which the greatest volume of trading occurs.

2023 PSU Performance Vesting Table

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	More than 25% points below index	0%
Threshold	25% points below index	50%
Target	Matches index	100%
Maximum	50% points above index	200%
Note: If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 50% and 200% of target.

2024 PSUs

  The performance factor for the 2024 PSU grants will be fixed at 100% and vesting will be solely time based, as compared to the historic practice of performance factors that ranged from 0% to 200%. The fixed performance factor is implemented in the Company's 2024 compensation program to:
    reduce the complexity of design and administration of the LTI program; and
    reduce the volatility in LTI payments due to market conditions outside of the Company's control, while remaining aligned with the Company's peer group.

Other Compensation

Aris Mining has an extended health and travel benefits program that is available to all Canadian employees. Internationally-based employees and consultants are eligible for certain health and travel insurance programs. No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior executive team and none are proposed at this time.

In general, the Company prefers a transparent compensation system that does not provide additional perquisites. For a limited number of site-based personnel, additional benefits may include a housing allowance or access to a car with a driver.

Share Ownership - Senior Executive Officers

The Board believes its senior executive officers should achieve and maintain minimum shareholding thresholds to align their experiences with that of the Shareholders.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The following table shows the breakdown of the securities held by the current NEOs as of April 2, 2024 together with their value.

Name and position	Base Salary (US$)	Total number of shares (#)	Total number of share units (PSUs) (#)	Market Value of total ownership (US$)(1)	Multiple of Market Value to Base Salary
Neil Woodyer(3) Chief Executive Officer	750,000	3,577,800	496,820	14,740,704	19.7x
Douglas Bowlby(3) Executive Vice President & Chief Financial Officer	500,000	325,850	274,634	2,172,364	4.3x
Richard Thomas Chief Operating Officer	450,000	29,000	203,004	839,318	1.9x
Ashley Baker General Counsel and Corporate Secretary	375,000	40,700	133,176	629,029	1.7x

Notes:

1. The value of Shares and share-units are based on the closing price of the Shares on the TSX on April 2, 2024 of C$ 4.91 converted to U.S. dollars using an exchange rate of C$ 1.3572 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on April 2, 2024, and the value of the PSUs were calculated assuming a performance factor of 100% (please see "Compensation Discussion and Analysis - Overview of the Executive Compensation Program").

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Shares with the cumulative shareholder return of the S&P/TSX Composite and S&P/TSX Global Gold (TTGD) Indexes for the five-year period commencing on January 1, 2019 and ending on December 31, 2023.

At the beginning of 2019, the Company had the equivalent of approximately 34.7 million Shares issued and outstanding and a share price of C$2.82 per Share. As of December 31, 2023, the Company had 137.6 million Shares issued and outstanding and the closing share price on the TSX was C$4.37 per Share.

On August 13, 2020, the Company approved the initiation of a quarterly dividend program of $0.015 per Share and on November 11, 2020, the Company approved a monthly dividend of $0.015 per Share. Upon completion of the Aris Mining Transaction on September 26, 2022, the Company ceased paying dividends and instead is focusing on deploying cash flow to advance its high-return growth opportunities within the Company.

As described below, the Corporate Governance and Nominating Committee considers various factors in determining the compensation of the NEOs and Share performance is one measure that is reviewed and taken into consideration with respect to executive compensation.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The Corporation's compensation policies provide a significant portion of each senior executive's compensation package in the form of stock option and PSU compensation. These forms of compensation are intended to be competitive, forward-looking and reflect the Company's market performance; they are not granted to reflect or reward prior year performance.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with certain of the senior executive officers. Under the terms of the executive employment agreements, each executive has made commitments in favour of the Company, including non-competition, non-solicit and minimum share ownership covenants and minimum notice periods in the event of the executive's resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of the Company and to participate in the dental, medical and other benefit plans as may be offered by the Company to senior officers from time to time.

The following table provides a summary of the material provisions of the executive employment agreements of the current NEOs if such agreements are terminated.

Name and position	Notice period	Severance on termination	Severance on Double Trigger Change of Control(1)	Benefits	Treatment of Stock Options	Treatment of PSUs
Neil Woodyer Chief Executive Officer	6 months	2.0x salary 2.0x bonus	2.5x salary 2.5x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting
Douglas Bowlby Executive Vice President & Chief Financial Officer	3 months	1.5x salary 1.5x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting
Richard Thomas Chief Operating Officer	3 months	1.5x salary 1.5x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting
Ashley Baker General Counsel and Corporate Secretary	3 months	1.0x salary	1.5x salary 1.5x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Note

1. All change of control provisions in the executive employment agreements are "double-trigger", requiring both a change of control event and an adverse role change of the executive's employment within 12 months of the change of control event. Following an adverse role change and upon request from the Company, the executive is required to devote up to 50% of their working time and attention for a period of up to three months to assist the Company with post-closing integration in consideration for the continued payment of the executive’s base salary.

The following table sets out the estimated severance amounts payable to each current NEO in the event of a resignation, a termination without cause or a termination or resignation following an adverse role change within 12 months of a change of control, assuming (i) actual compensation paid in 2023; (ii) the executive was employed with the Company as at December 31, 2023; (iii) and the triggering event took place on that date. These amounts do not reflect the value of vested PSUs on a termination without cause or following a Double Trigger Change of Control.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Estimated Total Severance Payout (US$)
Neil Woodyer, Chief Executive Officer

Resignation	Nil

Termination (without cause)	4,500,000

Double Trigger Change of Control	5,625,000
Douglas Bowlby, Chief Financial Officer & Executive Vice President

Resignation	Nil

Termination (without cause)	1,794,000

Double Trigger Change of Control	2,392,000

Richard Thomas, Chief Operating Officer

Resignation	Nil

Termination (without cause)	1,606,500

Double Trigger Change of Control	2,142,000

Ashley Baker, General Counsel and Corporate Secretary

Resignation	Nil

Termination (without cause)	375,000

Double Trigger Change of Control	1,072,500

Note:

1. The current NEOs can only receive one of the payment amounts described above; the Double Trigger Change of Control payment is not in addition to other termination (without cause) amounts.

Audit Committee

Audit Committee Information and Charter

The text of the Audit Committee Charter and other disclosure with respect to Aris Mining's Audit Committee required pursuant to Form 52-110F1 - Audit Committees is provided in "Item 17 - Audit Committee Information" and "Appendix "A" - Audit Committee Charter" of the Company's most recent Annual Information Form filed under the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov. The Audit Committee Charter and Annual Information Form are also available on the Company's website at www.aris-mining.com.

Report on Corporate Governance

Overview

Aris Mining, its Board and management are committed to implementing best practices in corporate governance and transparency. The Board is responsible for the overall corporate governance of the Company and the Board regularly monitors and seeks to improve the Company's corporate governance practices through the evaluation of regulatory developments and the practices of Aris Mining's peer companies. Aris Mining, its Board and its management recognize the integral role of strong corporate governance practices in ensuring the Company is effectively managed with a view to achieving its strategic and risk oversight objectives and protecting its employees, Shareholders and other stakeholders.

The Board carries out its mandate and exercises its duties directly and through its committees. The Board has four standing committees:

  Audit Committee;
  Corporate Governance and Nominating Committee;
  Sustainability Committee; and
  Compensation Committee.

The full text of Aris Mining's corporate governance policies and charters for each committee are available on the Company's website at www.aris-mining.com.

Board of Directors

The Board will be comprised of eight directors, six of whom are independent pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices, being Messrs. Telfer, Garofalo, Hernández and Arce and Mses. Cambone and de Greiff, making a majority of the members of the Board independent. The following directors are not independent: Mr. Wooder, as Chief Executive Officer of the Company and Mr. Roux, as the Company's technical consultant. Management is nominating these eight directors for election at the Meeting.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The responsibilities of the Board and management to act with due care in the best interests of Aris Mining are well defined by law and both management and the Board recognize their respective duties and obligations. The independent directors occasionally meet in the absence of non-independent directors and members of management, and at each Board meeting there is the possibility to do so. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Corporate objectives are reviewed by the Board from time to time throughout the year. The Board has the mandate to set the strategic direction of Aris Mining and to oversee its implementation by management. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for several areas, including:

• reviewing and approving Aris Mining's strategic, business and capital plans;

• reviewing and evaluating the principal risks facing the Company and ensuring systems are in place to manage such risks;

• adopting and monitoring compliance with the Company's corporate governance guidelines and policies and the Company's internal control and management information systems; and

• developing and approving, together with the CEO, the corporate objectives that the CEO is responsible for meeting.

Decisions regarding the ongoing day-to-day management of the Company are made by management of Aris Mining. The Board meets regularly to review the business operations and financial statements of Aris Mining and also discharges, in part, its responsibility through the Audit Committee and the Corporate Governance and Nominating Committee. The frequency of the meetings of the Board, as well as the nature of agenda items, change depending upon the state of Aris Mining's affairs and in light of opportunities that arise or risks which Aris Mining faces. In each fiscal year, Aris Mining intends to hold meetings of the Board at least once per fiscal quarter. When business requires that a Board meeting cannot be called within a reasonable time, decisions are made by written resolution signed by all directors.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by Aris Mining are appropriate, the directors receive and comment on periodic reports from management as to Aris Mining's assessment and management of such risks. The Board regularly monitors the financial performance of Aris Mining, including receiving and reviewing periodic management reports. The Board, directly and through its Audit Committee, assesses the integrity of Aris Mining's internal control and management information systems.

The independent directors of Aris Mining meet on a regular basis as often as necessary to fulfill their responsibilities, including several times annually in an in-camera session without the presence of non-independent directors and management. During the financial year ended December 31, 2023 , the independent directors of Aris Mining have met five times without the presence of non-independent directors and management. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

By using the corporate policies and guidelines of various committees, the Board seeks to foster an environment of strength and integrity in order to oversee and lead Aris Mining's strategic direction with specific assistance from its independent members.

The attendance record for all board meetings held during the financial year ended December 31, 2023 and all directorships with other public entities for each of the Company's directors are set forth herein.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Position Descriptions

The Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached hereto as Schedule "A" to this Circular.

In order to delineate the roles and responsibilities of the Chair of the Board and the Chief Executive Officer, the Board has adopted written position descriptions for each of these positions.

Currently, the Chair of the Board, Mr. Telfer, is an independent director. Mr. Telfer's responsibilities as an independent Chair of the Board include, but are not limited to: (i) providing overall leadership to the Board; (ii) fostering ethical and responsible decision making; (iii) ensuring the Board meets according to its regular schedule and otherwise as required as well as chairing such meetings and preparing the agenda for each such meeting; (iv) working with the chairs of each committee of the Board to ensure the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees; and (v) ensuring the Board works in an open and productive manner with senior executives of the Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

Subject to the oversight of the Board, the responsibilities of the Chief Executive Officer include, among other things: (i) providing overall leadership to manage the Company in the best interests of the Company as a whole as well as providing leadership, in conjunction with the Board, in establishing the Company's strategic direction, annual corporate plans and budgets; (ii) fostering ethical and responsible decision making by management; (iii) ensuring the development of a strategic plan for the Company that is in the best interests of the Company, recommending the plan to the Board for consideration and implementing such plan; (iv) managing the day-to-day business and affairs of the Company; and (v) implementing and reviewing all policies adopted by the Board to ensure maintenance of high standards of business conduct and ethics, as well as full compliance with all applicable laws, rules and regulations and corporate reporting and disclosure requirements.

The Board also adopted a written position description of the chair of each committee of the Company. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, facilitate the operations and deliberations of that committee, and oversee the satisfaction of that committee's functions and responsibilities under its mandate.

Orientation and Continuing Education

Aris Mining has established a formal orientation and education program for new Board members whereby the Company ensures that new directors are familiar with the Company and its business. New directors are provided with an in-person, comprehensive overview of the Company's business, including its corporate and organizational structure, a summary of its decision-making policies and processes, as well as the Company's corporate governance and human resources documents, policies and procedures. The Corporate Governance and Nominating Committee ensures every director possesses the capabilities, expertise, availability and knowledge required to fill their position adequately. From time to time, Aris Mining arranges on-site tours of its operations for its directors.

The Corporate Governance and Nominating Committee also ensures all new directors fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources Aris Mining expects from its directors). All new directors are expected to understand the nature and operation of the business.

While Aris Mining has not established a formal education program for Board Members, the Corporate Governance and Nominating Committee provides continuing education opportunities for all directors, so individuals may maintain or enhance their skills and abilities as directors, and to ensure their knowledge and understanding of Aris Mining's business remains current.

In early 2023, Aris Mining joined the Institute of Corporate Directors (the "ICD") and each director and senior executive officer received a membership. The ICD offers highly regarded professional development programs that provide value added education and learning opportunities to help directors and senior executive officers perform their roles more effectively. Aris Mining encourages its directors and senior executive officers to take advantage of the continuing education programs offered by the ICD.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Ethical Business Conduct

The Board has adopted a written Business Conduct and Ethics Policy (the "Ethics Policy") for its directors, officers, employees and consultants, a copy of which is given to each new director at the time of appointment and is available on the Company's website at www.aris-mining.com. The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflicts of interest issues as contemplated by the Ethics Policy and reviewing and reassessing the adequacy of the Ethics Policy annually and recommending changes to the Board.

The Ethics Policy is intended to: promote honest and ethical conduct and manage conflicts that may arise; promote full, fair, accurate, timely and understandable disclosure to the public, including Aris Mining's periodic reports required to be filed with the Canadian securities regulatory authorities; promote compliance with applicable governmental rules and regulations; provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues; provide a mechanism to report unethical conduct; and help foster a culture of honesty and accountability.

Certain of Aris Mining's directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. A director who is in a position where his or her private interests conflict with the interests of Aris Mining or may have an adverse effect on the director's motivation or the proper performance of his or her job must notify the Chair of the Corporate Governance and Nominating Committee of the existence of an actual or potential conflict of interest. In the event that such a conflict of interest arises at a meeting of the Board, the director who has such a conflict is obligated to disclose the interest and to refrain from discussing and from voting for or against the approval of such matter. Any director who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect of same if the interest is material as required by the Business Corporations Act (British Columbia).

In considering related party transactions, the Board, and management, if applicable, will assess the materiality of related party transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction. Company officers and employees are similarly required to disclose all actual or potential conflicts of interest and to protect the Company's confidential information and business opportunities.

To ensure conflicts of interest are dealt with appropriately, directors that are conflicted will always refrain from discussing and voting on those matters. Individual directors and committees may, in appropriate circumstances, engage independent professional advice at the expense of the Company. The Board and the Board Committees also have access to senior management, although contact is usually in the context of committee responsibilities.

Related party transactions in the normal course of business are subject to the same processes and controls as other transactions; that is, they are subject to standard approval procedures and management oversight but will also be considered by management for reasonability against fair value determined on an arm's length basis. Related party transactions that are found to be material are subject to review and approval by the Company's Audit Committee, which is comprised of independent directors.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure, Social Media and Trading Policy to set guidelines for the Company and its directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

The Board has adopted an Anti-Bribery and Anti-Corruption Policy to provide a procedure to ensure the Company, together with its directors, officers, employees, consultants and contractors, conducts its business in an honest and ethical manner reflecting the highest standards of integrity and in compliance with all relevant laws and regulations applicable to it and in compliance with anti-corruption legislation applicable to the Company and its subsidiaries.

The Board has adopted a Whistleblower Policy to ensure a confidential and anonymous process exists whereby persons can report any concerns related to compliance with all applicable laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against stakeholders of the Company. The Board promotes an environment of ethical behavior by encouraging directors, officers and employees to report any violations of the policy. Aris Mining also engaged an independent corporate whistleblower service to provide a secure and confidential platform for concerned persons (including employees and contractors) to raise issues they believe may have a legal, ethical or compliance impact on the Company, its employees or stakeholders.

The Board has adopted an Anti-Discrimination Policy to facilitate an environment that is free from unlawful discrimination and harassment. Anti-Discrimination Policy is designed to ensure that all employees, volunteers and members are entitled to an environment where they are treated with respect and dignity and have equal opportunity to fully contribute. All individuals within the organization are required to conduct themselves in a professional and an appropriate manner and to refrain from engaging in discrimination or harassment.

The Board has also adopted a Human Rights Declaration, reiterating its commitment to the promotion and protection of, and respect for, human rights, and its Supplier Code of Conduct, to provide more detailed guidance as to standards of conduct the Company expects from its suppliers.

The Corporate Disclosure, Social Media and Trading Policy, Anti-Bribery and Anti-Corruption Policy, Whistleblower Policy, Anti-Discrimination Policy, Human Rights Declaration and Supplier Code of Conduct are all available on the Company's website at www.aris-mining.com, to encourage and promote a culture of ethical business conduct as described above.

Nomination of Directors

The Board has the ultimate responsibility for the appointment, nomination and assessment of directors, but it performs this function with the assistance of the Corporate Governance and Nominating Committee. The Board believes this is a practical approach at this stage of Aris Mining's development. While there are no specific criteria for Board membership, Aris Mining attempts to attract and maintain directors with a wealth of business knowledge and particular knowledge of Aris Mining's industry, jurisdiction of operations, or other industries which provide knowledge, or which would assist in guiding the officers of Aris Mining. As such, and in order to encourage an objective nomination process, nominations tend to be the result of recruitment efforts by management of Aris Mining and members of the Corporate Governance and Nominating Committee but are subject to informal discussions among the directors prior to the consideration by the Board as a whole of the nominated director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is a committee of the Board, which is comprised of a minimum of three directors, all of whom must be independent directors. The current members of the Corporate Governance and Nominating Committee are Mr. Marrone (Chair) and Mses. Cambone and de Greiff. The Board has adopted a Corporate Governance and Nominating Committee Charter, which is available on the Company's website at www.aris-mining.com.

The responsibility of the Corporate Governance and Nominating Committee is to monitor the governance of the Board including the size, structure and membership of the Board and Board committees.

Specifically, the Corporate Governance and Nominating Committee's responsibilities include:

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular
  developing and overseeing corporate governance policies and practices and strategic corporate policies;
  periodically reviewing the composition of the full Board and the various committees to determine whether additional Board or committee members with specific qualifications or areas of expertise are needed to further enhance the composition of the Board and committees and working with other Board members in attracting candidates with these qualifications;
  identifying and reviewing the qualifications of prospective nominees for director and recommending the slate of nominees for inclusion in the Company's information circular and presentation to the Shareholders at the Meeting; and
  recommending Board members for appointment to committees of the Board.

The Corporate Governance and Nominating Committee, subject to applicable laws and obligations and the Company's constating documents, is also responsible for: developing and monitoring the effectiveness of the Company's system of corporate governance; developing and implement orientation procedures for new directors; assessing the effectiveness of directors, the Board and the various committees of the Board; ensuring appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees.

Assessments

The Corporate Governance and Nominating Committee is responsible for implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company's directors.

The Corporate Governance and Nominating Committee monitors the performance of the Board and its committees, and considers whether the current mix of directors' skills, expertise and experience is best suited to achieve the strategic goals of the Company and carrying out the mandate of the Board.

The Board believes a broad range of skills and expertise is necessary for the Board to discharge its responsibilities. Specific skills and expertise must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The Corporate Governance and Nominating Committee uses the skills matrix to assess the strengths and adequacy of the composition of the existing Board, as well as assisting with the recruitment process for new directors. The Corporate Governance and Nominating Committee has determined that there are currently no gaps in the necessary skills for effective board oversight.

The following skill matrix outlines the experience and backgrounds of, but not necessarily the technical expertise of, the Director nominees based on information provided by such individuals.

	Ian Telfer (Chair)	Neil Woodyer	David Garofalo	Mónica de Greiff	Daniela Cambone	Attie Roux	Gonzalo Hernández	Germán Arce
BOARD EXPERIENCE
Board experience	✓	✓	✓	✓	✓	✓	✓	✓
Audit committee experience	✓	✓	✓	✓	✓		✓	✓
Sustainability committee experience			✓	✓		✓	✓
Compensation committee experience	✓	✓	✓	✓
Governance & Nominating committee experience	✓	✓	✓	✓	✓			✓
BUSINESS EXPERIENCE
Senior Executive Experience	✓	✓	✓	✓	✓	✓	✓	✓
Mineral exploration - experience in and understanding of mineral exploration activities	✓	✓	✓			✓
Mining operations - experience in and understanding of mining operations	✓	✓	✓	✓	✓	✓
Mining projects - experience in the planning and oversight of mining projects from development, planning, scheduling, contract administration and construction management	✓	✓	✓			✓

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

	Ian Telfer (Chair)	Neil Woodyer	David Garofalo	Mónica de Greiff	Daniela Cambone	Attie Roux	Gonzalo Hernández	Germán Arce
M&A Strategy & Execution - experience in developing M&A strategy, and negotiating and execution of M&A transactions	✓	✓	✓	✓		✓	✓
Capital markets - experience or understanding of the debt and equity markets and the use of debt and or equity as part of corporate financing strategy	✓	✓	✓		✓		✓	✓
Finance/Accounting - understanding of financial reporting, internal controls and procedures and disclosure controls and procedures	✓	✓	✓	✓	✓		✓	✓

Sustainability - experience with government and regulatory affairs, and understanding risks associated with and leadership experience in, health, safety, environment and community matters in the extractive sector

	✓	✓	✓	✓		✓	✓
Governance & Risk Management - experience with the development and application of robust governance philosophies, guidelines and policies within an organization operating in the extractive sector	✓	✓	✓	✓				✓
Communications, Investor and Public Relations - experience with the development and application of effective stakeholder communications and investor and public relations strategy	✓	✓	✓	✓	✓		✓	✓

Multi-jurisdictional Business Experience - experience with business dealings in multiple countries, including with respect to government relations and regulatory affairs and managing different country-specific opportunities and risks

	✓	✓	✓	✓	✓	✓	✓

Human Resources and Executive Compensation - experiencing in and understanding of human resources needs and executive compensation strategies in the extractive industry and risks associated with the same

	✓	✓	✓	✓	✓	✓		✓

The Corporate Governance and Nominating Committee also has a formal process for assessing Board and committee performance and the contribution of individual directors every year. The Corporate Governance and Nominating Committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the Board.

The process includes director and committee questionnaires, and also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the Board.

The Chair of the Corporate Governance and Nominating Committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

Director Term Limits and Other Mechanisms of Board Renewal

The Board believes the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal and fresh perspectives. Pursuant to the Board's mandate, directors are eligible to serve a maximum of 10 years on the Board, provided however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a director's initial 10-year term limit by up to an additional three to five years if the director has received positive annual performance assessments and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material. The 10-year term for each of the Company's current directors, other than Ms. de Greiff and Messrs. Hernández and Arce, commenced on September 26, 2022; Ms. de Greiff's 10-year term commenced on October 1, 2022, when she was appointed to the Board, and Messrs. Hernández and Arce's 10-year terms commenced on February 14, 2024, when they were appointed to the Board. The Board and the Corporate Governance and Nominating Committee continually review a director's effectiveness and their mix of skills and expertise. This approach enables Aris Mining to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Company and its Shareholders.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Compensation

The Board established a Compensation Committee and adopted the Compensation Committee Charter (the "Compensation Committee Charter") on September 26, 2022. The role of the Compensation Committee, subject to applicable laws and obligations imposed by the Company's constating documents is to assist the Board in its oversight responsibilities with respect to compensation of its directors and senior executive officers. The Compensation Committee's key duties and responsibilities include:

  to keep abreast of current developments in board and executive compensation in companies engaged in similar industries;

  to recommend to the Board, from time to time, the remuneration to be paid by the Company to directors which may include annual Board and committee retainers, meeting fees, security-based compensation and other benefits conferred upon the Board;

  to oversee the activities of senior executive officers responsible for administering the Company's incentive compensation plans and equity-based plans, and discharge any responsibilities imposed on the Committee by any of these plans;

  to determine and establish with the Board and the CEO a broad compensation and benefits structure for the Company's employees (the "Employee Compensation Structure"). The Employee Compensation Structure will address employment terms and agreements and will include components of base salary, bonus and incentive-based compensation, deferred compensation, and share-based compensation together with other benefits and perquisites. The objectives of such Employee Compensation Structure as they relate to senior executive compensation shall be to ensure the Company's senior executive officers are appropriately rewarded for their contribution, are aligned with the Company's shareholders and incentivized properly to continue to perform and achieve the corporate goals and objectives without exposing the Company to inappropriate or excessive risk;

  to oversee the identification, consideration and management of risks associated with the Company's compensation philosophy and programs including: (i) the role of the Committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Company; and

  to at least annually, within the terms of the established Employee Compensation Structure, review the corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO's compensation level based on this evaluation, subject to the approval of the Board.

The Compensation Committee must consist of at least three directors, all of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Compensation Committee are appointed from time to time by the Board. Proposed members of the Compensation Committee should have the experience and skills relevant to the mandate of the Compensation Committee. The current members of the Compensation Committee are Messrs. Telfer (Chair), Marrone and Arce, each of whom is considered independent under applicable Canadian securities laws and stock exchange rules and each of whom has direct experience relevant to their responsibilities overseeing executive compensation matters.

The responsibilities, powers and operations of the Compensation Committee are set out in the Compensation Committee Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Mining by email at corporatesecretary@aris-mining.com or on Aris Mining's website at www.aris-mining.com.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Other Committees

Sustainability Committee

The Board established a Sustainability Committee and adopted the Sustainability Committee Charter (the "Sustainability Charter") on September 26, 2022. The role of the Sustainability Committee, subject to applicable laws and obligations imposed by the Company's constating documents, is to assist the Board in its oversight responsibilities with respect to the establishment and monitoring of the Company's health and safety, environment, community relations, social investment and other public policy matters ("Sustainability Matters") and the establishment and monitoring of governance policies, including the Business Conduct and Ethics Policy. The Sustainability Committee's mandate is to monitor the Company's overall approach to Sustainability Matters including:

• ensuring the Company complies in all material respects with applicable laws and regulations in the countries in which it operates;

• ensuring the Company identifies, mitigates and monitors risks to workers, the environment and communities;

• ensuring the Company continually improves through corrective actions following regular assessments and audits and investigative analysis of incidents;

• monitoring developments relating to, and improving the Company's understanding of Sustainability Matters;

• setting the Company's general strategy relating to Sustainability Matters; and

• ensuring the Company commits to conducting its activities with respect to the environment, social and governance matters with the guidance of the United Nations Guiding Principles on Business and Human Rights, the United Nations Sustainable Development Goals and internationally recognized best practices.

The Sustainability Committee must consist of at least three directors, a majority of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Sustainability Committee are appointed from time to time by the Board. Proposed members of the Committee should have the experience and skills relevant to the mandate of the Sustainability Committee. The current members of the Sustainability Committee are Ms. de Greiff (Chair) and Messrs. Roux and Hernández, of whom Ms. de Greiff and Mr. Hernández are considered independent under applicable Canadian securities laws and stock exchange rules.

The responsibilities, powers and operations of the Sustainability Committee are set out in the Sustainability Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Mining by email at corporatesecretary@aris-mining.com or on Aris Mining's website at www.aris-mining.com.

Diversity

Aris Mining is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. Aris Mining's objectives, as outlined in the Diversity Policy, include providing a work environment that is free of discrimination, bias and harassment, including based on gender. Aris Mining is fully committed to increasing diversity on the Board over time.

Aris Mining has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time. It is important to note, however, that when identifying new candidates for nomination to the Board or to appoint as executive officers, the Corporate Governance and Nominating Committee takes into account a broad variety of factors it considers appropriate, including the judgment, skill, integrity, reputation and experience, both in business and otherwise, of the candidate and the number of other boards or other organizations with which the candidate is involved, and with due consideration given to diversity of gender, sexual orientation, age, race, ethnicity, nationality and cultural background and other factors as the Corporate Governance and Nominating Committee sees fit. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director and executive officer candidates. In identifying and nominating Daniela Cambone and Mónica de Greiff as directors and appointing Ashley Baker as General Counsel and Corporate Secretary, Pamela De Mark as SVP, Geology and Exploration and Giovanna Romero as SVP, Corporate Affairs and Sustainability, the Corporate Governance and Nominating Committee considered gender, but also their strong abilities with regard to the broad variety of factors listed above.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Aris Mining considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity. Aris Mining also encourages female candidates to apply for vacant positions and is an equal opportunity employer. However, the priority of Aris Mining in recruiting new candidates is ensuring individuals bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

Aris Mining does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Aris Mining considers appropriate and it is ultimately the skills, judgement, experience and qualifications of the individual that are most important in assessing the value that the individual could bring to the Company. As of the date of this Circular, two out of eight directors standing for election at the Meeting (25%) and three out of seven members of the executive team (42.9%) are women.

Indebtedness of Directors and Executive Officers

No current or former executive officer, director or employee of the Company or any of its subsidiaries or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that has provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Interests of Informed Persons in Material Transactions

Other than as set forth under the section entitled "Interests of Management and Others in Material Transactions" in the Annual Information Form of the Company for the year ended December 31, 2023, and which section is incorporated by reference into this Circular, no informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction involving Aris Mining since the commencement of the Company's most recently completed financial year or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company. Copies of the Annual Information Form can be obtained under the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company's corporate secretary at corporatesecretary@aris-mining.com.

Interest of Certain Persons or Companies in Matters to be Acted upon

No director or executive officer of Aris Mining at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Circular and except for any interest arising from the ownership of Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders Shares in the capital of the Company.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Additional Information

Additional information relating to Aris Mining is available under the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov. Financial information is provided in the Company's audited annual financial statements and MD&A for the financial year ended December 31, 2023. Copies of the Company's financial statements and MD&A may be obtained free of charge by contacting the Company's Corporate Secretary by email at corporatesecretary@aris-mining.com. Copies of such documents will be provided to Shareholders free of charge. Shareholders may request copies of the annual audited financial statements and MD&A and/or interim financial statements and MD&A for future periods by marking the appropriate box on the annual return card included with this Circular and returning the card as instructed therein.

Qualified Person and Technical Information

Aris Mining Mineral Resources and Mineral Reserves

Mineral reserve estimates

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	-	-	-	4,953	6.22	990	4,953	6.22	990
Segovia	1,515	12.25	597	2,017	11.16	723	3,531	11.63	1,320
Total			901			4,587			5,488

Notes: Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 at Soto Norte, and US$1,700 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, January 1, 2021 at Soto Norte, and September 30, 2023 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Mineral resource estimates

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	-	-	-	9.6	5.47	1,691	9.6	5.47	1,691	5.5	4.06	714
Segovia	4.1	14.31	1,893	3.8	14.38	1,736	7.9	14.34	3,629	4.7	12.11	1,823
Toroparu	42.4	1.45	1,975	72.6	1.46	3,398	115.0	1.50	5,373	21.2	1.71	1,168
Juby	-	-	-	21.3	1.13	773	21.3	1.13	773	47.1	0.98	1,488
Total			4,413			13,050			17,463			7,980

Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 at Soto Norte, US$1,850 at the Segovia Operations, US$1,650 at Toroparu, and US$1,450 at Juby. The mineral resource effective dates are June 30, 2022 at Marmato, May 29, 2019 at Soto Norte, September 30, 2023 at Segovia, February 10, 2023 at Toroparu, and July 14, 2020 at Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Pamela De Mark, P.Geo., Senior Vice President Technical Services of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information contained in this Circular.

Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum's 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Unless otherwise indicated, the scientific disclosure and technical information included in this Circular is based upon information included in NI 43-101 compliant technical reports entitled:

1. "NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia" dated and filed December 6, 2023 with an effective date of September 30, 2023 (the "Segovia Technical Report"). The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM. Cornelius Lourens was independent of the Company within the meaning of NI 43-101 as of the date of the Segovia Technical Report and all authors are "Qualified Persons" as such term is defined in NI 43-101.

2. "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated and filed November 23, 2022 with an effective date of June 30, 2022 (the "2022 Marmato Pre-Feasibility Study"). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, SME-RM, Joanna Poeck, SME-RM, ISRM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, B.Eng, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

3. "NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia" dated and filed March 21, 2022 with an effective date of January 1, 2021 (the "Soto Norte Technical Report"). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

4. "Updated Mineral Resource Estimate, NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni, Guyana" dated and filed March 31, 2023 with an effective date of February 10, 2023 (the "Toroparu Technical Report"). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM(CP), Maria Muñoz, MAIG and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.

5. "Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario" dated and filed October 5, 2020 with an effective date of July 14, 2020 (the "Juby Technical Report"). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.

All of the technical reports listed above are available for download on the Company's website at www.aris-mining.com. The Soto Norte Technical Report is available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.com. Aris Holdings is a subsidiary of the Company. The other technical reports are available for download on the Company's profile on SEDAR+ at www.sedarplus.com and in its filings with the SEC at www.sec.gov.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Non-IFRS and Other Financial Measures

This Circular includes certain non-IFRS measures, namely AISC and AISC per oz sold. Such measures are "non-GAAP financial measures", "non-GAAP ratios", "supplementary financial measures" or "capital management measures" (as such terms are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure).

Aris Mining believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.

Please see the information under the heading "Non-IFRS Measures" in the Company's MD&A for the year ended December 31, 2023, which section is incorporated by reference in this Circular, for a description of the non-IFRS financial measures noted above. The MD&A may be found on the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-looking Information

Certain statements in this Circular and the Letter from the Chair of the Board and Chief Executive Officer constitute "forward-looking information" or "forward-looking statements") (collectively, "forward-looking information") within the meaning of the applicable securities legislation. Often, but not always, forward-looking information use words or phrases such as: "advancing", "anticipate", "believe", "committed", "continue", "ensure", "estimate", "expect", "focus", "future", "goal", "guidance", "implement", "intend", "likely", "objective", "opportunity", "plan", "potential", "seek", "strategy", "target" or state that certain actions, events or results "may", "can", "could", "would", "might", "should", "will", "regularly" or "from time to time" be taken, occur or be achieved. Such forward-looking information, include, but are not limited to, statements with respect to the Meeting, Meeting Materials, proxies and voting, director and executive compensation and share ownership requirements, corporate governance, the expectation to produce between 220,000 and 240,000 ounces of gold in 2024 and to increase production to 500,000 ounces in 2026, the Company's plans pertaining to the Segovia Operations, Marmato Mine and the Soto Norte Project and the timing thereof, Aris Mining's growth strategy and properties, the Company's anticipated business plans, opportunities, objectives, strategies and gold production.

Forward-looking information, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company's ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company's properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the Company's share price, the Company's obligations as a public company, the Company's ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in Aris Mining's Annual Information Form for the year ended December 31, 2023, which is available on the Company's profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov.

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Aris Mining Corporation Notice of 2024 Annual General Meeting and Management Information Circular

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and to the validity of the information, in the period the changes occur. The forward-looking information is made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking information.

DIRECTORS' APPROVAL

The directors of Aris Mining have approved the contents and the sending of this Circular.

DATED at Vancouver, British Columbia, April 3, 2024.

"Neil Woodyer"

Neil Woodyer,
Chief Executive Officer & Director

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SCHEDULE "A"

BOARD OF DIRECTORS MANDATE

1. INTRODUCTION

This Mandate (the "Mandate") of the Aris Mining Corporation (the "Company") Board of Directors (the "Board") has been adopted by Board, acting on the recommendation of its Corporate Governance and Nominating Committee, to assist the Board and its committees in the exercise of their responsibilities including the responsibility to supervise the management and oversee the conduct of the business of the Company. These principles and policies are in addition to and are not intended to change or interpret any applicable laws or regulation or the constating documents of the Company. The Board will review this Mandate at least annually and, if appropriate, revise this Mandate from time to time.

2. OPERATION OF THE BOARD

2.1 Director Duties and Responsibilities

The basic responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, the Directors should be entitled to rely on the honesty and integrity of the Company's executive officers and its outside advisors and auditors. Each Director shall make every reasonable effort to attend each meeting of the Board and any committee of which the Director is a member, and to be reasonably available to management and the other Directors for consultations between meetings.

The duties and responsibilities of the Board include:

Strategy and Planning

• To hold a strategic planning session at least annually to review the Company's strategic business plan proposed by management and to adopt such a plan which takes into account, among other things, the business opportunities and risks of the business and includes such changes as the Board deems appropriate.

• To consider and approve, with such changes as the Board deems appropriate, the annual budget proposed by management, such budget to be provided to the Board by management prior to the fiscal year end.

• To review, evaluate and approve, on a regular basis and at least annually, long-range strategic plans for the Company.

• To review, evaluate and approve major resource allocations and capital investments.

• To review the financial and operating results of the Company.

• To review and measure corporate performance against strategic plans, senior management objectives, financial plans and annual budgets.

Business and Risk Management

• To review and evaluate the principal risks of the Company's business and ensure appropriate systems are in place to manage these risks.

• Periodically review the Company's directors and officer's liability insurance coverage.

Corporate Governance

• To adopt, implement and monitor, with the assistance of the Corporate Governance and Nominating Committee, compliance with the Company's corporate governance guidelines and policies.

• To review management reports on the integrity of the Company's internal control and management information systems.

• To develop and periodically review policies with respect to decisions and other matters requiring Board approval.

• To develop and review at least annually a Corporate Disclosure, Social Media and Trading Policy for the Company that, among other things; addresses how the Company interacts with analysts, investors, other key stakeholders and the public and contains measures for the Company to comply with its continuous and timely disclosure obligations and how to avoid selective disclosure and improper trading in the Company's securities.

Management

• The Board is responsible for satisfying itself as to the integrity of the CEO and other senior executive officers and that the CEO and the other senior executive officers create a culture of integrity throughout the Company.

• The Board, together with the assistance of the Corporate Governance and Nominating Committee shall manage succession planning.

• The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop clear position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives at least annually.

• Assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.

• Assess and evaluate CEO performance.

General Legal Obligations

• The Board is responsible for acting in accordance with all applicable laws, the Company's constating documents and the Company's corporate governance guidelines and policies, including the Business Conduct and Ethics Policy.

• In exercising their powers and discharging their duties, each Director shall:

○ act honestly and in good faith with a view to the best interests of the Company;

○ exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

○ exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

▪ disclose to the Company, in writing or by having it entered in the minutes of meetings of Directors, the nature and extent of any interest that the Director has in a material contract or material transaction, whether made or proposed, with the Company if the Director is a party to the contract or transaction, is a Director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

▪ such Director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the Directors' remuneration in that capacity, is for the Directors' indemnity or insurance or is a contract or transaction with an affiliate; and

○ demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

2.2 Board and Committee Meetings

Board and committee meetings will be held regularly in accordance with the constating documents of the Company or in accordance with the specific committee charter. Directors are expected to attend Board meetings and meetings of the committees on which they serve. Directors should spend the time necessary and meet as frequently as necessary to properly discharge their responsibilities, provided, however, the Board shall hold meetings on at least a quarterly basis.

The independent directors of the Board shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2.3 Agenda Items for Board and Committee Meetings

The Chairman and Corporate Secretary will establish the agenda for each Board meeting. At the beginning of the year the Chairman will establish a schedule of agenda subjects to be discussed during the year (to the degree this can be foreseen). Each Director is free to suggest the inclusion of items on the agenda. Each Director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the Directors approximately one week prior to each Board meeting. Directors should review these materials in advance of the meeting. Subject to any applicable notice requirements, Directors having items to suggest for inclusion on the agenda for future Board meetings should advise the Corporate Secretary and Chairman well in advance of such meetings.

The Chairperson of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop the committee's agenda. At the beginning of each year each committee will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen). A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the committee members approximately one week prior to each committee meeting. Committee members should review these materials in advance of the meeting.

2.4 Director Compensation

The Board with the assistance of the Compensation Committee will determine and review the form and amount of Director compensation, including cash, equity-based awards and other Director benefits. In connection with such Director compensation and benefits the Board will be aware that questions may be raised when Directors' fees and benefits exceed what is customary. The Board will consider that the independence of the Directors may be jeopardized if Director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a Director is affiliated, or if the Company enters into consulting contracts with or provides other indirect forms of compensation to a Director or an organization with which the Director is affiliated.

Non-executive directors of the Company are required to hold a minimum value of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of the Company's shareholders. Non-executive directors must hold two times the value of their annual board retainer in the Company's common shares or DSUs (or any combination thereof) and maintain the minimum ownership threshold throughout their tenure with the Company. New directors must meet the minimum ownership threshold within four years of joining the Board.

2.5 Director Orientation and Education

Management will provide new Directors with an initial orientation in order to familiarize them with the Company and its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Corporate governance guidelines and policies and its independent auditors. The Board of the Company will encourage Directors to periodically pursue or obtain appropriate programs, sessions or materials as they relate to the responsibilities of Directors of publicly traded companies.

2.6 Director Access to Officers

Directors have full and free access to officers of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company's operations.

2.7 Independent Advisors

The Board and each committee, to the extent set forth in the applicable committee charter, have the right to engage experts or advisors, including independent legal counsel at the expense of the Company.

3. BOARD STRUCTURE

3.1 Size of the Board

From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that, subject to the constating documents of the Company, the size facilitates effective decision-making.

3.2 Composition

The Board shall be composed of at least a majority of Directors who qualify as "independent" Directors under applicable Canadian securities laws and stock exchange rules, including as defined under National Instrument 52-110 - Audit Committees and Section 803 of the NYSE American Company Guide.

To qualify as an "independent" director, the Board must affirmatively determine that an individual Director does not have a direct or indirect relationship that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out the responsibilities of such Director, and that such Director otherwise qualifies as "independent" under Section 803 of the NYSE American Company Guide.

The Board shall appoint a Chair, and if the Chair is not independent, a "Lead Director" who meets the independence requirements set forth above.

Nominees for Directorship will be recommended to the Board by the Corporate Governance and Nominating Committee in accordance with the policies and principles set forth in its charter. Any invitation to join the Board should be extended through the Chairperson of the Corporate Governance and Nominating Committee or the Chairman of the Board after approval by the full Board.

The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders, in each case based upon where appropriate, meaningful dialogue with shareholders and the recommendation of the Corporate Governance and Nominating Committee.

If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

Directors are eligible to serve a maximum of 10 years on the Board. Provided, however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a Director's initial 10 year term limit by up to an additional 3-5 years if the Director has received positive annual performance assessments, the Director holds a meaningful equity interest in the Company and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the Director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material.

3.3 Director Qualifications

The Board should, as a whole, have the following competencies and skills:

• knowledge of the mining industry and knowledge of current corporate governance guidelines under applicable securities laws and stock exchange rules;

• technical knowledge sufficient to understand the challenges and risks associated with the development of the Company's projects; and

• financial and accounting expertise.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board the types of skills and characteristics required of Directors, based on the needs of the Company from time to time. This assessment should include issues of relevant experience, intelligence, independence, commitment, compatibility with the Chief Executive Officer and the Board culture, understanding of the Company's business and other factors deemed relevant. The Corporate Governance and Nominating Committee should confer with the full Board as to the criteria it intends to apply before a search for a new Director is commenced and where appropriate should include meaningful dialogue with the Company's shareholders.

3.4 Overboarding

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The Corporate Governance and Nominating Committee and the Board will consider the nature of and time involved in a Director's service on other boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company shareholders for election.

Without written approval from the Chair of the Board:

(a) no director may serve on more than four public company boards (including the Company's Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company's Audit Committee); and

(b) no Director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where he or she serves as CEO).

3.5 Resignation from the Board

Any Director may resign at any time by giving notice in writing or by electronic transmission to the Company Secretary. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4. COMMITTEES OF THE BOARD

The Board shall establish an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee, and a Sustainability Committee and may establish such other committees as it deems necessary or desirable to assist in the fulfillment of its duties and responsibilities with such charters as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board's responsibilities that lawfully may be delegated.

The matters to be delegated to committees of the Board and the charters of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.

Each committee Chair, in consultation with committee members and subject to the committee's charter, will determine the frequency and length of each committee's meetings.  Minutes of each committee meeting shall be kept and made available to the Directors upon request.

Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual Directors and skills. Consideration will be given to rotating committee members periodically.

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. All committees of the Board will be comprised of a majority of independent Directors and in respect of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee all members will be independent Directors.

5. EXPECTATIONS OF A DIRECTOR

All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings for the committees of which they are members. Directors are expected to participate on committees of the Board and become familiar with the charters for each committee.

All Directors are expected to prepare in advance of the meetings of the Board and its committees in order to fully and frankly participate in the deliberations of the Board and its committees with the intent to make informed decisions.

All Directors are expected to be knowledgeable about the Company's operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

Each Director should, when considering membership of another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Company. Directors are expected to advise the Corporate Governance and Nominating Committee prior to accepting any other public Company Directorship or any assignment to the audit committee of the board of Directors of any public Company of which such a Director is a member.  The Corporate Governance and Nominating Committee will make an assessment to determine when a conflict of interest is considered to exist, and the Director will be notified of the determination.

Directors are expected to report changes in their business and professional affiliations or responsibilities, including retirement, to the Corporate Secretary and the Chairman of the Corporate Governance and Nominating Committee.

6. PROCEDURES TO ENSURE EFFECTIVE OPERATION

The Chair of the Board (the "Chair") shall have the duties and responsibilities as set out in the Position Description of the Chair of the Board, which shall include the responsibility to managing such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of management, however, if the Chair is not independent then the Board will appoint a Lead Director, at the recommendation of the Corporate Governance and Nominating Committee.

The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion of any matter.

The independent directors may meet after each regularly scheduled meeting of the Board, and when otherwise deemed necessary (with a separate meeting being held at least yearly), without any member of the Company's management present for the purposes of discussing such matters as they deem appropriate.

The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

7. REVIEW OF MANDATE, AMENDMENT, MODIFICATION AND WAIVER

The Board shall review and reassess the adequacy of this Mandate annually or otherwise as it deems appropriate.

These guidelines may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators.

Approved by the Board of Directors: September 26, 2022

Any questions and requests for assistance may be directed to the Company's Transfer Agent:

Odyssey Trust Company

United Kingdom Building

350 - 409 Granville Street

Vancouver BC V6C 1T2

North American Toll-free Phone: 1-888-290-1175

Outside North America: 1-587-885-0960

Visit: www.odysseycontact.com

Facsimile: 1-800-517-4553